Filed Pursuant to Rule 424(b)(5)

Registration No. 333-109643
Prospectus Supplement to Prospectus dated October 31, 2003.

5,000,000 Shares

Kos Pharmaceuticals, Inc.
Common Stock

       Kos Pharmaceuticals, Inc. is offering 3,750,000 of the shares to be sold in the offering. A selling shareholder identified in this prospectus supplement is offering an additional 1,250,000 shares of common stock. Kos will not receive any proceeds from the sale of stock being sold by this selling shareholder.

       Our common stock is quoted on the Nasdaq National Market under the symbol “KOSP.” The last reported sale price of the common stock on November 19, 2003 was $45.90 per share.

       See “Risk Factors” beginning on page 4 of the accompanying prospectus to read about factors you should consider before buying shares of the common stock.

       Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total

Initial price to public	$44.2500	$221,250,000
Underwriting discount	$2.2568	$11,284,000
Proceeds, before expenses, to Kos	$41.9932	$157,474,500
Proceeds, before expenses, to selling shareholder	$41.9932	$52,491,500

       To the extent that the underwriters sell more than 5,000,000 shares of common stock, the underwriters have the option to purchase up to an additional 650,000 shares of common stock from Kos and 100,000 shares from another shareholder at the initial price to public less the underwriting discount.

       The underwriters expect to deliver the shares against payment in New York, New York on November 25, 2003.

Goldman, Sachs & Co.	Banc of America Securities LLC

SG Cowen

Deutsche Bank Securities

SunTrust Robinson Humphrey

Prospectus Supplement dated November 19, 2003.

ABOUT THIS PROSPECTUS SUPPLEMENT

       As used in this prospectus supplement, unless the context requires otherwise, “we” or “us” or “Kos” or the “Company” means Kos Pharmaceuticals, Inc., a Florida corporation.

       This prospectus supplement describes the terms of the offering. A description of our common stock is contained in the accompanying prospectus beginning on page 18. This prospectus supplement, or the information incorporated by reference in the accompanying prospectus, may add, update or change information in the accompanying prospectus. If information in this prospectus supplement, or the information incorporated by reference in the accompanying prospectus, is inconsistent with the accompanying prospectus, this prospectus supplement, or the information incorporated by reference in the accompanying prospectus, will apply and will supersede that information in the accompanying prospectus.

       It is important for you to read and consider all information contained in this prospectus supplement and the accompanying prospectus in making your investment decision. You should also read and consider the information in the documents we have referred you to under the headings “Where You Can Find More Information” and “Incorporation of Certain Documents by Reference” in the accompanying prospectus.

       Italicized terms in this prospectus supplement indicate trademarks or other protected intellectual property that we own or license. Niaspan® and Advicor® are trademarks of Kos Pharmaceuticals, Inc.

S-i

PROSPECTUS SUPPLEMENT SUMMARY

       The following is a summary of the information contained elsewhere in this prospectus supplement and the accompanying prospectus or incorporated by reference into the accompanying prospectus. Investors should carefully consider the information set forth under “Risk Factors” beginning on page 4 of the accompanying prospectus. Unless otherwise indicated, all information in this prospectus supplement assumes that the underwriters will not exercise their option to purchase additional shares of our common stock.

Kos Pharmaceuticals, Inc.

Our Business

       We are a fully-integrated specialty pharmaceutical company engaged in the development and commercialization of proprietary prescription products for the treatment of chronic cardiovascular and respiratory diseases. We manufacture our lead products, Niaspan and Advicor, and currently market them directly through our own specialty sales force and through a sales force provided by a contract sales organization. Our products under development directed to cardiovascular disease consist of controlled-release, once-a-day, oral dosage formulations. Our respiratory products under development consist of aerosolized inhalation formulations to be used primarily with our proprietary inhalation devices.

Our Strategy

       Our current strategy is based upon developing drugs that are reformulations of existing approved prescription pharmaceutical products, but which offer certain safety advantages or patient compliance advantages compared with existing formulations of such products. We believe that this strategy has several advantages including:

•	developing proprietary products based on currently approved drugs which may reduce regulatory and development risks associated with the product; and

•	marketing new proprietary products based on currently approved drugs which may be more effective because physicians are already generally familiar with the safety and efficacy of such products.

       The principal elements of our current business strategy are as follows:

(i) select products with unrealized commercial potential where safety or patient compliance may be improved;

(ii) focus on the large, rapidly growing cardiovascular and respiratory markets, which include many chronic diseases requiring long-term therapy;

(iii) develop proprietary formulations of currently approved pharmaceutical compounds;

(iv) manage internally the clinical development of our products;

(v) manufacture our products internally, or where necessary or prudent, using a contract manufacturer;

(vi) market our products directly through our specialty sales force, which we may supplement with a contract sales organization or other partners; and

(vii) leverage our core competencies through corporate and academic alliances.

Our Products

       On July 28, 1997, we received clearance from the FDA to market Niaspan for the treatment of mixed lipid disorders. Niaspan is the only once-a-day prescription formulation of a niacin product ever approved by the FDA for the treatment of mixed lipid disorders. Niacin, the active ingredient in Niaspan, is a water soluble vitamin long recognized by the National Institutes of Health and the American Heart Association as an effective agent for the treatment of multiple lipid disorders, including elevated low-density lipoprotein, commonly referred to as LDL or “bad” cholesterol, total cholesterol, and triglycerides and depressed high-density lipoprotein, commonly referred to as HDL or “good” cholesterol. We currently market Niaspan directly to specialist physicians within the cardiovascular market who specialize in treating patients with coronary heart disease and who are among the leading prescribers of lipid-altering medications. Such “lipid-management specialists,” whose primary focus is on treating the 14 million Americans who are estimated by the American Heart Association to have coronary heart disease, consist principally of cardiologists, endocrinologists, and internists.

       On December 17, 2001, we received clearance from the FDA to market Advicor (extended-release niacin/lovastatin) tablets. The approval of Advicor marks the first time that the FDA has approved a combination product for the safe and efficacious treatment of cholesterol disorders. We began detailing Advicor to physicians on January 28, 2002. Advicor is a single tablet formulation containing Niaspan and lovastatin. We believe that a once-a-night tablet with the combined complementary properties of Niaspan and lovastatin represents an effective method for treating patients with mixed lipid disorders. As with Niaspan, we currently market Advicor directly to specialist and primary care physicians within the cardiovascular market who specialize in treating patients with coronary heart disease and who are among the leading prescribers of lipid-altering medications.

Recent Developments

       On August 20, 2003, we announced an exclusive development and commercialization agreement with Oryx Pharmaceuticals, referred to as Oryx, for the commercialization of Niaspan and Advicor in Canada. Under the agreement, Oryx is responsible for obtaining marketing authorization for Niaspan and Advicor in Canada and for all promotional investments, and we are responsible for manufacturing and supplying Advicor and Niaspan following receipt of marketing authorization for such products in Canada. Approval to market Niaspan and Advicor in Canada is not expected during the next year. If and when marketing approval is obtained, we will share the revenues from sales of Niaspan and Advicor in Canada with Oryx.

       On November 3, 2003, we announced that our European marketing and distribution partner, Merck KGaA, launched the sale of Niaspan in the United Kingdom.

       On November 4, 2003, we jointly announced with Takeda Pharmaceuticals North America, Inc., referred to as Takeda, a three-year agreement to co-promote Niaspan and Advicor in the United States. Under the agreement, Takeda will utilize its U.S.-based sales force to promote Advicor and Niaspan in addition to its own product. Takeda is responsible for providing a promotional effort that is expected to significantly increase the number of product details performed per year, and for all costs associated with its sales force, including promotional materials and samples. We are responsible for manufacturing and supplying both products and will collect and record all sales associated with the products. Takeda will receive a percentage of the incremental net sales of the products in the United States above a certain baseline amount. The co-promotion arrangement has a three-year term commencing January 2004 and provides for residual payments to Takeda after the three-year term, if the parties do not renew the agreement.

The Offering

Shares of common stock offered by Kos	3,750,000 shares

Shares of common stock offered by the selling shareholder	1,250,000 shares

Shares of common stock outstanding after this offering	27,031,155 shares

Use of proceeds	We intend to use the proceeds of this offering principally to acquire or in-license complementary products and/or for other strategic objectives and general corporate purposes. See “Use of Proceeds” on Page S-4.

We will not receive any proceeds from the sale of common stock by the selling shareholder.

Risk Factors	See “Risk Factors” beginning on page 4 of the accompanying prospectus and “Forward-Looking Statements” on page S-4 of this prospectus supplement for a discussion of factors you should consider before buying shares of our common stock.

Nasdaq National Market Symbol	“KOSP”

       The number of shares of common stock to be outstanding after this offering is based on the number of shares outstanding as of November 18, 2003 and does not include up to 650,000 additional shares of common stock that the underwriters have the option to purchase from Kos. As of that date, we had 22,031,155 shares of common stock outstanding, excluding:

•	14,118,410 shares of common stock underlying options and warrants outstanding as of September 30, 2003, at a weighted average exercise price of $12.28 per share;

•	1,346,197 shares available as of September 30, 2003 for future grants under our 1996 Stock Option Plan and 490,596 shares available as of September 30, 2003 for future grants under our 1999 Employee Stock Purchase Plan; and

•	10,183,299 shares issuable upon conversion of our convertible debt.

RISK FACTORS

       The common stock offered hereby involves a high degree of risk. See “Risk Factors” beginning on page 4 of the accompanying prospectus to read about factors you should consider before buying shares of our common stock.

FORWARD-LOOKING STATEMENTS

       This prospectus supplement, the accompanying prospectus and the documents we incorporate by reference contain information that includes or is based upon forward-looking statements within the meaning of the Securities Litigation Reform Act of 1995. Forward-looking statements are expectations or forecasts of future events. These statements can be identified by the fact that they do not relate strictly to historical or current facts. They frequently are accompanied by words such as “anticipate,” “estimate,” “expect,” “project”, “intend,” “plan,” “believe,” and other words and terms of similar meaning. In particular, these include statements relating to our ability to: increase the size of our sales force and the amount of the sales of our products; ensure that Takeda Pharmaceuticals North America, Inc. successfully co-promotes our products; successfully develop and commercialize new products under development and within expected timeframes; continue our strong financial performance and that of our products; increase our stock price; protect the strength of our patents; achieve successful conclusion to our ongoing litigation with Barr Laboratories; commercialize our products outside the United States and the success of our relationship with Merck KGaA; achieve our goals for future sales levels, operating margins, earnings growth, and shareholder value; and meet our expectations regarding future capital needs. These forward-looking statements are subject to risks and uncertainties which may cause actual results to differ materially from those projected in a forward-looking statement. Further, certain forward-looking statements are based upon assumptions of future events, which may not prove to be accurate. Important factors that could cause our actual results to differ materially from that expressed or implied in our forward-looking statements in this prospectus supplement, the accompanying prospectus or the documents we incorporate by reference into the accompanying prospectus, are set forth under the heading “Risk Factors” beginning on page 4 of the accompanying prospectus. All forward-looking statements included in this prospectus supplement, the accompanying prospectus and the documents we incorporate by reference into the accompanying prospectus are made only as of the date on which the statements are made, and we do not undertake any obligation to publicly update or correct any forward-looking statements to reflect events or circumstances that subsequently occur or which we hereafter become aware of.

USE OF PROCEEDS

       We estimate that we will receive net proceeds of approximately $156.7 million from the sale of 3,750,000 shares of common stock offered by us pursuant to this prospectus supplement, after deducting underwriting discounts and commissions and estimated offering expenses we will pay, or approximately $184.0 million if the underwriters for this offering exercise in full their option to purchase additional shares of common stock.

       We will not receive any proceeds from the sale of common stock by the selling shareholders.

       We intend to use our net proceeds from this offering principally to acquire or in-license complementary products and/or for other strategic objectives and general corporate purposes. We do not currently have any material commitment for any acquisition of either a product or company.

PRICE RANGE OF COMMON STOCK

       Our common stock is listed on the Nasdaq National Market under the symbol “KOSP.” The following table sets forth, for the periods indicated, the reported intra-day high and low sales prices per share of our common stock on the Nasdaq National Market:

	High	Low

2001
First Quarter	$21.13	$14.31
Second Quarter	38.00	16.75
Third Quarter	40.69	23.45
Fourth Quarter	36.90	23.45
2002
First Quarter	$35.27	$19.30
Second Quarter	29.16	15.50
Third Quarter	20.70	10.03
Fourth Quarter	24.16	10.38
2003
First Quarter	$20.89	$15.51
Second Quarter	27.10	16.79
Third Quarter	42.86	22.50
Fourth Quarter
(through November 19, 2003)	47.73	32.42

       The last reported sale price of our common stock on the Nasdaq National Market on November 19, 2003 was $45.90 per share. As of November 18, 2003, there were approximately 22,031,155 shares of our common stock outstanding, held by approximately 428 shareholders of record.

DIVIDEND POLICY

       Kos has not in the past paid, and does not intend to pay in the foreseeable future, cash dividends on the common stock. We currently intend to retain earnings, if any, for the future operation and development of our business.

CAPITALIZATION

       The following table sets forth our unaudited consolidated cash and cash equivalents and capitalization as of September 30, 2003. Our capitalization is presented:

•	on an actual basis; and

•	on an as-adjusted basis to give effect to this offering using the amounts set forth under “Use of Proceeds” and assuming the underwriters do not exercise their option to purchase additional shares of common stock.

       You should read this table in conjunction with the consolidated financial statements and the related notes incorporated by reference in the accompanying prospectus.

	As of September 30, 2003

	Actual	As Adjusted(3)

	(unaudited in thousands)
Cash, cash equivalents, and marketable securities	$65,002	$221,727

Notes payable to Shareholder, current portion(1)	$50,000	$43,863

Notes payable to Shareholder, net of current portion	30,000	30,000

Total long-term debt	30,000	30,000

Shareholders’ equity (deficit):
Preferred stock, $.01 par value, 10,000,000 shares authorized, none issued and outstanding	—	—
Common stock, $.01 par value, 50,000,000 shares authorized; 21,977,282 shares issued and outstanding, actual; and 26,977,282 shares issued and outstanding, as adjusted	220	270
Additional paid-in capital	234,222	397,034
Restricted stock grant	(470)	(470)
Accumulated deficit	(254,849)	(254,849)
Accumulated other comprehensive loss	(174)	(174)

Total shareholders’ equity (deficit)	(21,051)	141,811

Total capitalization(2)	$8,949	$171,811

(1)	The current portion of the long-term debt to shareholders includes $25 million of convertible notes held by each of Michael Jaharis and Wilson Point Holdings, LP, which mature on December 31, 2003 and are convertible into our common stock at a conversion price of $4.91 per share. Wilson Point Holdings, LP will convert approximately $6.1 million principal amount of its note into 1,250,000 shares of our common stock to be sold in this offering.

(2)	Excludes from the actual column the $50 million of convertible debt referred to in Note 1 above, and in the adjusted column, $43.9 million of the convertible debt also referred to in Note 1 above.

(3)	Does not include the exercise of 14,118,410 shares of common stock underlying options and warrants outstanding as of September 30, 2003 at a weighted average price of $12.28 per share; 1,346,197 shares available as of September 30, 2003 for future grants under our 1996 Stock Option Plan and 490,596 shares available as of September 30, 2003 for future grants under our 1999 Employee Stock Purchase Plan; or 8,933,299 shares issuable upon conversion of our convertible debt.

SELECTED HISTORICAL FINANCIAL INFORMATION

       The table below sets forth certain of our consolidated financial data as of and for each of the periods indicated. The financial information for the years ended December 31, 2002, December 31, 2001 and December 31, 2000, and as of December 31, 2002 and 2001, are derived from our audited consolidated financial statements, which are incorporated by reference into the accompanying prospectus. The financial information for the years ended December 31, 1999 and December 31, 1998, and as of December 31, 2000, 1999, 1998, have been derived from our audited consolidated financial statements, which are not incorporated by reference into the accompanying prospectus. The consolidated financial information as of and for the nine-month periods ended September 30, 2003 and September 30, 2002 have been derived from our unaudited consolidated financial statements, which have been incorporated by reference into the accompanying prospectus. In the opinion of management, the financial information for the nine-months ended September 30, 2003 and September 30, 2002 includes all adjustments, consisting only of normal, recurring adjustments, necessary to present fairly, in all material respects, our results of operations and financial condition as of and for the periods presented. Financial results for the interim periods are not necessarily indicative of results that may be expected for any other interim period or for the fiscal year.

						Nine Months Ended
	Year Ended December 31,					September 30,

	2002	2001	2000	1999	1998	2003	2002

	(in thousands, except share and per share data)
Statement of Operations:
Revenues, net	$172,693	$91,447	$60,174	$36,340	$13,038	$206,632	$117,677
Cost of sales	15,362	7,646	5,932	5,406	3,276	13,854	11,594

	157,331	83,801	54,242	30,934	9,762	192,778	106,083

Operating expenses:
Research and development	43,981	30,974	26,459	25,619	29,144	35,847	33,756
Selling, general and administrative	130,145	83,587	56,831	56,843	61,519	114,600	96,234

Total operating expenses(1)	174,126	114,561	83,290	82,462	90,663	150,447	129,990

Income (loss) from operations	(16,795)	(30,760)	(29,048)	(51,528)	(80,901)	42,331	(23,907)

Other:
Interest income, net	160	242	323	169	1,793	297	131
Interest expense-related parties	(4,039)	(6,081)	(6,560)	(3,207)	(68)	(2,533)	(3,119)
Other income (expense)(1)	(142)	38,985	20	14	15	(166)	(10)

Total other expense	(4,021)	33,146	(6,217)	(3,024)	1,740	(2,402)	(2,998)

Income (loss) before provision for income taxes	(20,816)	2,386	(35,265)	(54,552)	(79,161)	39,929	(26,905)
Provision for income taxes	—	—	—	—	—	(1,417)	—

Net income (loss)	$(20,816)	$2,386	$(35,265)	$(54,552)	$(79,161)	$38,512	$(26,905)

Net income (loss) per share:(2)
Basic	$(1.01)	$0.12	$(1.84)	$(3.06)	$(4.50)	$1.82	$(1.31)
Diluted	(1.01)	0.10	(1.84)	(3.06)	(4.50)	1.03	(1.31)
Weighted average common stock and common stock equivalents used in computing net income (loss) per share(2):
Basic	20,582,205	20,221,089	19,202,877	17,842,879	17,589,767	21,141,245	20,576,987
Diluted	20,582,205	22,798,632	19,202,877	17,842,879	17,589,767	39,902,862	20,576,987

	December 31,					September 30, 2003

	2002	2001	2000	1999	1998	Actual	As Adjusted

	(in thousands)
Balance Sheet:
Cash, cash equivalents and marketable securities	$19,572	$45,319	$6,125	$4,336	$4,879	$65,002	$221,727
Working capital (deficit)	(54,644)	27,160	(1,911)	(2,354)	(3,136)	(10,186)	146,539
Total assets	69,441	82,941	29,648	26,258	21,570	122,303	279,028
Total long-term debt(3)	34,025	95,082	72,000	62,089	9,239	30,000	30,000
Accumulated deficit(4)	(293,361)	(272,545)	(274,931)	(239,666)	(185,114)	(254,849)	(254,849)
Shareholders’ equity (deficit)	(74,709)	(58,439)	(65,090)	(53,195)	(338)	(21,051)	141,811
Common shares outstanding	20,808	20,492	19,947	18,026	17,720	21,977	26,977

(1)	For 2001, includes the effect of a $45 million settlement received from Bristol-Myers Squibb Pharma Company, of which $6 million was recorded as reimbursement of operating expenses and $39 million as other income. See Note 2 of Notes to the Consolidated Financial Statements incorporated by reference in the accompanying prospectus for information concerning this settlement payment.

(2)	See Note 2 of Notes to the Consolidated Financial Statements incorporated by reference in the accompanying prospectus for information concerning the computation of net loss per share.

(3)	For 2003 and 2002, excludes $50 million of debt due to Michael Jaharis, Chairman Emeritus of our Board of Directors and our principal shareholder, and Wilson Point Holdings, LP, as such debt matures on December 31, 2003.

(4)	In connection with the transfer on June 30, 1996 of assets and liabilities from Kos Holdings, Inc. to us, net operating loss carry- forwards amounting to approximately $51.0 million and related tax benefits were not transferred to us. We can only utilize net operating loss carry-forwards sustained subsequent to June 30, 1996 (amounting to approximately $204 million as of September 30, 2003) to offset future taxable income, if any.

BUSINESS OVERVIEW

Our Business

       We are a fully-integrated specialty pharmaceutical company engaged in the development and commercialization of proprietary prescription products for the treatment of chronic cardiovascular and respiratory diseases. We manufacture our currently marketed products, Niaspan and Advicor, and market them directly through our own specialty sales force and through a sales force provided by a contract sales organization. Our products under development directed to cardiovascular disease consist of controlled-release, once-a-day, oral dosage formulations. Our respiratory products under development consist of aerosolized inhalation formulations to be used primarily with our proprietary inhalation devices.

       We believe that substantial market opportunities exist for developing drugs that are reformulations of existing approved prescription pharmaceutical products, but which offer certain safety advantages (such as reduced side effects) or patient compliance advantages (such as once-a-day rather than multiple daily dosing regimens) compared with existing formulations of such products. We believe that developing proprietary products based on currently approved drugs, rather than new chemical entities, may reduce regulatory and development risks and, because physicians are generally familiar with the safety and efficacy of such products, may facilitate the marketing of such products. All of our products currently under development require new drug application filings with the U.S. Food and Drug Administration, or the FDA. Although such new drug application filings are more expensive and time consuming than abbreviated new drug applications, products that require a new drug application approval offer several advantages compared with generic products, including the potential for higher gross margins, limited competition resulting from significant clinical and formulation development challenges, and potential for a thirty six-month exclusivity protection from generic competition.

Our Strategy

       The principal elements of our business strategy are as follows:

(i) select products with unrealized commercial potential where safety or patient compliance may be improved;

(ii) focus on the large, rapidly growing cardiovascular and respiratory markets, which include many chronic diseases requiring long-term therapy;

(iii) develop proprietary formulations of currently approved pharmaceutical compounds;

(iv) manage internally the clinical development of our products;

(v) manufacture our products internally, or where necessary or prudent, using a contract manufacturer;

(vi) market our products directly through our specialty sales force, which we may supplement with a contract sales organization or other partners; and

(vii) leverage our core competencies through corporate and academic alliances.

Our Products

Niaspan

       On July 28, 1997, we received clearance from the FDA to market Niaspan for the treatment of mixed lipid disorders. Niaspan is the only once-a-day prescription formulation of a niacin product ever approved by the FDA for the treatment of mixed lipid disorders. We began commercializing Niaspan in the United States in September 1997. On November 3, 2003, our European marketing and distribution partner, Merck KGaA, launched the sale of Niaspan in the United Kingdom.

       Niacin, the active ingredient in Niaspan, is a water soluble vitamin long recognized by the National Institutes of Health and the American Heart Association as an effective agent for the treatment of multiple lipid disorders, including elevated low-density lipoprotein, commonly referred to as LDL or “bad” cholesterol, total cholesterol, and triglycerides and depressed high-density lipoprotein, commonly referred to as HDL or “good” cholesterol. Based principally on the results of our clinical studies evaluating Niaspan, as well as other long-term interventional studies evaluating niacin for the reduction of coronary events, Niaspan is indicated for the following: (i) reduce elevated total cholesterol, LDL cholesterol, and apolipoprotein B, and increase low HDL cholesterol; (ii) reduce very high serum triglycerides, which are fatty substances in the blood that contribute to heart disease; (iii) reduce elevated total and LDL cholesterol when used in combination with a bile-acid binding resin, which is a different class of drugs that reduces bad cholesterol; (iv) reduce recurrent nonfatal myocardial infarction, or the recurrence of nonfatal heart attacks; and (v) promote the regression or slow the progression of atherosclerosis, which is a medical condition involving the narrowing of the arteries to the heart, when combined with bile-binding resins. In addition, the FDA-approved prescribing information for Niaspan references its ability to significantly reduce lipoprotein (a), which is an independent risk factor for coronary heart disease, although no studies have been conducted showing the clinical benefits of exclusively lowering levels of lipoprotein (a).

       During the past eight years, researchers have established through several long-term clinical outcome studies that reducing LDL cholesterol results in approximately a 30% reduction in cardiac events, such as nonfatal heart attacks and cardiac death. Such studies, however, also have revealed that despite a significant reduction in LDL cholesterol levels, approximately 70% of cardiac events were not avoided when compared with placebo, suggesting that there may be other lipid risk factors that contribute to morbidity and mortality in such patients. Accordingly, throughout this period, considerable scientific evidence has continued to emerge showing that many lipid risk factors contribute to coronary heart disease and, in particular, that niacin has powerful utility in addressing such multiple cholesterol disorders.

       A study published in the August 1999 issue of The New England Journal of Medicine and conducted by the United States Department of Veteran Affairs showed that raising HDL cholesterol reduced significantly the incidence of morbidity and mortality following a fibrate. Specifically, the trial results showed that even a 6% increase in HDL resulted in a 22% reduction in the incidence of coronary heart disease death and nonfatal heart attacks and a 26% reduction in stroke in patients with coronary heart disease who had depressed levels of HDL, but normal levels of LDL and triglycerides. More recently, a study published in the November 2001 issue of The New England Journal of Medicine concluded that the combination of statin and niacin therapy was strikingly favorable in treating coronary heart disease patients, virtually halting atherosclerosis progression and reducing cardiac events by up to 90%. The results from these studies are consistent with conclusions from previous epidemiological studies demonstrating that for each 1% increase in HDL cholesterol, the risk of developing coronary heart disease decreases by 2% to 3%, whereas a 1% decrease in LDL cholesterol results in only a 1% decrease in coronary heart disease risk. Consequently, we believe that agents that further increase HDL cholesterol could potentially improve the benefits with respect to morbidity and mortality. Niaspan is the most potent drug on the market for raising HDL cholesterol.

       During 2001, we sponsored a study that evaluated the effects of Niaspan on lipids and blood sugar levels in 148 diabetic patients. We sponsored this trial because previous reports had shown that niacin can raise blood sugar levels in diabetic patients, thereby discouraging the use of niacin in diabetics despite the low HDL and abnormal triglycerides observed in diabetics. The results of this study, which was published in the July 22, 2002, issue of the Archives of Internal Medicine, showed that Niaspan increased HDL by up to 24% and decreased triglycerides by as much as 30%, with minimal effect on glucose control. Based on these study results, in 2002 we submitted a supplemental new drug application to the FDA to expand the current Niaspan label to include the treatment of dyslipidemia in patients with type 2 diabetes.

       In 2002, we submitted another supplemental new drug application to the FDA for Niaspan to expand the current label to include positive results in reducing the risk of stroke or transient ischemic attack (sometimes referred to as “ministrokes”) in patients with a previous heart attack and elevated cholesterol levels. This supplemental new drug application for Niaspan is based on results from a landmark double-blinded, placebo-controlled, long-term secondary prevention study known as the Coronary Drug Project. The morbidity/mortality study, sponsored by the National Heart, Lung, and Blood Institute, suggested that people taking niacin had significantly fewer strokes and ministrokes compared with patients taking a placebo.

       During 2002, we continued to benefit from the revised guidelines established by the expert panel of the National Cholesterol Education Program and published in the May 2001 edition of the Journal of the American Medical Association. These revised guidelines not only emphasize the importance of aggressively treating LDL cholesterol, but also advocate treating lipid abnormalities beyond LDL cholesterol. Specifically, the revised National Cholesterol Education Program guidelines increase the threshold for defining low HDL cholesterol from 35 to 40 mg/dL, and lower the thresholds for triglyceride classifications to give more attention to moderate disorders. Moreover, the latest National Cholesterol Education Program parameters raise the cardiac risk levels for people with diabetes to the equivalent of people with coronary heart disease. Finally, the expert panel increased its recommendation of the number of patients who should be taking cholesterol modifiers to 36 million patients (of which only 13 million patients are currently taking such medications), an almost three-fold increase since the previous guidelines were first published in 1993.

       We currently market Niaspan in the United States directly to specialist physicians within the cardiovascular market who specialize in treating patients with coronary heart disease and who are among the leading prescribers of lipid-altering medications. Such “lipid-management specialists,” whose primary focus is on treating the 14 million Americans who are estimated by the American Heart Association to have coronary heart disease, consist principally of cardiologists, endocrinologists, and internists. Of the 14 million Americans estimated to have coronary heart disease, about 40% have low levels of HDL cholesterol as their primary lipid abnormality. We believe that patients with low HDL or multiple lipid disorders would benefit from Niaspan therapy. Many such patients are candidates for combination therapy using principally an HMG-CoA reductase inhibitor, or “statin,” to reduce LDL combined with Niaspan to raise HDL, lower triglycerides, and enhance the statin’s LDL efficacy. Since the launch of Niaspan, we have found that many lipid specialists are receptive to using combination therapy to treat their refractory patients in order to address all of the lipids that may contribute to a coronary event. During 2002, over 70% of the approximately 15,000 cardiologists present in the U.S. cardiovascular market prescribed Niaspan and since 1997 more than 140,000 physicians have prescribed Niaspan at least once.

       In addition to a larger field sales force, we have increased our promotional commitment to Niaspan during 2003. Such promotional efforts consist of investments in medical education grants, symposia, and expert advisory boards to establish the importance of modulating multiple lipid risk factors in an effort to thwart coronary heart disease. Such continued investment in the product is expected to add awareness and expand usage by targeted physicians.

       In addition to promoting Niaspan as the drug of choice to treat HDL cholesterol and multiple lipid disorders, we inform physicians as to the manner in which Niaspan achieves its safety and efficacy profile. This marketing initiative is implemented through direct office visits with selected physicians, medical journal reprints, medical seminars, and clinical discussion groups. We also educate patients on the benefits and proper use of Niaspan through brochures and product sample packs. Information delivered by us to physicians and patients includes a discussion about the flushing side effects of Niaspan, including the importance of a proper dose titration and adherence to the prescribed dosing regimen to reduce this side effect. Although most patients taking Niaspan will flush occasionally, we believe that the combination of Niaspan’s formulation, its patented dosing regimen, and proper dose titration should result in an incidence of flushing episodes tolerable for most patients. Niaspan’s patented dosing regimen provides for the drug to be taken once-a-day at night; therefore, any flushing episodes will normally occur while the patient is sleeping. We believe that flushing during the night will not cause the discomfort or embarrassment that often accompanies the multiple daytime flushing episodes that occur with immediate-release niacin.

Advicor

       On December 17, 2001, we received clearance from the FDA to market Advicor tablets. The approval of Advicor marks the first time that the FDA has approved a combination product for the safe and efficacious treatment of cholesterol disorders. We began detailing Advicor to physicians on January 28, 2002. Advicor is a single tablet formulation containing Niaspan and lovastatin. We believe that a once-a-night tablet with the combined complementary properties of Niaspan and lovastatin represents an effective method for treating patients with mixed lipid disorders.

       Advicor is indicated for the treatment of primary hypercholesterolemia and mixed dyslipidemia in patients previously treated with either component and who require additional lipid modification for LDL and HDL cholesterol, and triglycerides beyond that achieved by the individual components. Advicor is not indicated for initial therapy. In multicenter clinical trials, Advicor was generally well-tolerated with a safety profile comparable to that of Niaspan and lovastatin alone. The most frequently reported adverse events included flushing, upset stomach, and rash. As with other lipid-altering drugs, periodic monitoring of liver enzymes is recommended as is observation for rare but serious adverse events such as myopathy. Advicor is contraindicated for pregnant or nursing women or for patients with liver problems or active peptic ulcer.

       The launch of Advicor in January 2002 was supported not only by the significant inroads made in educating the medical community about the importance of treating multiple lipid disorders, but also by the increasing scientific evidence showing that many lipid risk factors contribute to coronary heart disease. During 2001, we contributed to the advancement of such scientific data by sponsoring a Phase IV clinical study that compared the potency of Advicor with the two best-selling statins in modulating multiple lipid risk factors. The results of this 316-patient study were presented at the March 2002 meeting of the American College of Cardiology and published in the March 15, 2003 issue of the American Journal of Cardiology, and showed that Advicor’s LDL efficacy is comparable to the leading statin drugs while its efficacy in all other lipid parameters is superior. Specifically, patients receiving 1000mg/40mg of Advicor (the projected “workhorse” dose) showed reductions in LDL, triglycerides and lipoprotein (a) of 39%, 30% and 16%, respectively, while experiencing increases in HDL of 20%. In comparison, patients receiving 10mg of atorvastatin, the “workhorse” dose of Lipitor®, exhibited a 38% and 15% reduction in LDL cholesterol and triglycerides, respectively, while experiencing increases in HDL of only 3% and an undesirable increase in lipoprotein (a) of 5%. During 2002, we completed another Phase IV study with a focus on safety, which included about 5,000 patients and 1,000 doctors. The results of this study showed less than 0.5% incidence in elevated liver functions tests and no drug-related myopathy events were reported. The data from these two studies provide compelling evidence of the potency of Advicor to offer physicians a convenient single tablet therapy when the individual components have not achieved the desired therapeutic response for treating patients with multiple lipid disorders.

       As with Niaspan, we market Advicor directly to specialist and primary care physicians within the cardiovascular market who specialize in treating patients with coronary heart disease and who are among the leading prescribers of lipid-altering medications. We believe that patients requiring treatment for primary hypercholesterolemia or mixed dyslipidemia who require additional lipid modification for LDL and HDL cholesterol and triglycerides, beyond that achieved by the individual drug components, would benefit from Advicor therapy. We also believe that this patented once-a-night product will offer improvements in patient compliance compared with taking each component of the drug independently under its recommended dosing regimen. Moreover, based on market research and on historical Niaspan prescribing trends, we have found that many lipid specialists are receptive to using combination therapy to treat their refractory patients in order to address all of the lipids that may contribute to a coronary event.

       Because Niaspan is one of the two active ingredients in Advicor, most patients taking Advicor will flush occasionally. As with our promotional and educational efforts for Niaspan, we strive to educate patients and physicians about the benefits and proper use of Advicor. These efforts are mostly conducted through office visits with selected physicians, medical journal reprints, medical seminars and clinical discussion groups. We also educate patients on the benefits of and proper use of Advicor through brochures and product samples. Consequently, we believe that our patented dosing regimen and proper dose titration should result in tolerable flushing incidents for most patients. Further, because Advicor, like Niaspan, is also taken once-daily at night, any flushing episode should occur while the patient is sleeping, thereby avoiding the discomfort and embarrassment that accompanies the multiple daytime flushing episodes that occur with other niacin preparations.

       Through late 2001, we were subject to the terms of a co-promotion agreement with DuPont Pharmaceuticals Company, referred to as DuPont, to co-promote Advicor. Under the terms of the agreement, we received from DuPont a $20-million equity investment during 2000. DuPont was to share half of the cost of medical education, clinical studies, and promotion programs, and it was to match our field force “detailing” efforts with physicians, which is when our sales representatives meet with physicians to educate them about the therapeutic benefits of our products. In return, DuPont was to receive approximately half of the gross profit on the sale of Advicor. On October 1, 2001, DuPont’s parent company, E. I. du Pont de Nemours, sold DuPont to Bristol-Myers Squibb Pharma Company. On December 17, 2001, we entered into an agreement with Bristol-Myers Squibb pursuant to which our agreement with DuPont was terminated and Bristol-Myers Squibb paid us a one-time, $45 million settlement. Moreover, in connection with this settlement, we also regained full marketing rights to the Advicor product, including the right to all product profits and the ability to enter into partnership arrangements with other parties.

Products Under Development

       Although we have obtained clearance from the FDA to market Niaspan and Advicor, our other products under development are at an earlier stage of development. The drug development and approval process takes many years and requires the expenditure of substantial resources. There can be no assurance that we will be able to successfully formulate any of our products under development as planned, or that we will be successful in demonstrating the safety and efficacy of such products under development in human clinical trials. These trials may be costly and time-consuming. We may not be able to obtain the regulatory approvals necessary to continue testing or to market any or all of our products under development. Thus, there can be no assurances that any of our products under development will be developed and commercialized in a timely manner, or in accordance with our plans or projections, or at all. We may determine to discontinue the development of any or all of our products under development at any time.

Solid-Dose Drug Delivery Systems

       We continue to conduct research on novel solid-dose drug delivery systems. We have filed supplemental New Drug Applications, supported by clinical trials, for additional indications for Niaspan and expect to file more supplemental New Drug Applications during 2004 to further enhance indications for Niaspan and Advicor. Utilizing our considerable knowledge obtained from formulating both Niaspan and Advicor, we also continue to make progress in developing innovative solid-dose delivery systems that could be used to produce a variety of compounds. We expect to file three new drug applications with the FDA that are expected to produce new products after 2007. The first new drug application product is expected to reach the market in 2007 and is a product for peripheral arterial disease. With this product, we expect to affect a disease that is mostly under-treated because there are no highly effective products currently available. The second new drug application product is a dual component therapy for dyslipidemia that is expected to be more potent than Advicor with respect to lowering LDL cholesterol. The third new drug application product is a dual regulator of glucose and lipids that is expected to be equally potent to Niaspan in modulating multiple lipids, while also reducing blood sugar levels on par with some widely utilized oral anti-diabetic medications. Additionally, we are working on a gastric retention drug delivery platform. The gastric retention platform encompasses technology in-licensed from Purdue Research Foundation, an affiliate of Purdue University, which grants us exclusive commercialization rights to technology invented at Purdue for the development of gastric retention drug delivery systems for pharmaceutical products. To date, we have internally developed a prototype system which has been studied in animals. The technology can be out-licensed or internally developed for delivery of both soluble and insoluble drugs. Further, the technology could potentially be out-licensed as a drug delivery system. We will continue to develop our solid-dose drug delivery system platform in the future, and may seek one or more developmental partners to further such efforts.

Metered-Dose Inhalation Devices and Other Device Products

       Complementing our formulation capabilities, we have developed a line of inhalation devices that are proprietary, state-of-the art and useful for delivering small and large molecules. The principal features of the devices are three-fold: 1) improved coordination of inhalation with actuation of medication, thereby offering possible benefits in patient compliance and uniform dose administration; 2) improved ergonomics, which leads to increased patient compliance; and 3) reduced drug retention, due to improved design and mechanics of the devices. To date, we have focused our development efforts on three metered-dose inhaler devices; a breath-coordinated inhaler, a breath-actuated inhaler and a spacerless metered-dose inhaler device that generates low plume force. Each of these devices offers distinct benefits and may be deployed on an a la carte basis depending on potential partners’ interest. We are also developing a proprietary inhalation dose counter designed to indicate when sufficient doses no longer remain in the aerosol canister, thereby alerting the patient to obtain a refill prescription. We are also continuing efforts to develop a compact portable nebulizer earmarked for products requiring large dosages to be administered into the respiratory airwaves. In 2002, nine patents were issued supporting various elements of the inhalation delivery technology. In 2003, we had seven device patents issued. We currently intend to use the inhalation dose-counter on all of our proprietary inhalation devices.

Advanced Inhalation Delivery Research

       Leveraging our unique aerosol formulation expertise, we continue to formulate proteins, such as recombinant insulin, for delivery to the lungs using our proprietary metered-dose inhaler device. During 2002, we completed proof-of-principle studies in humans demonstrating that our recombinant insulin product is bioavailable in the lungs (approximately 15%) while exhibiting excellent dose-to-dose reproducibility. We believe that such compelling results may be attractive to potential development partners for not only developing this product, but also for other proteins/peptides, possibly on a contract formulation basis. As we continue to generate data demonstrating the performance and efficacy of delivering such proteins via the lung through our metered-dose inhaler devices, we expect to attract development partners skilled in developing biotherapeutic compounds to complete the clinical development of the products for certain diseases. We also intend to offer to formulate other peptides for other partners on a contract basis.

Sales and Marketing

       We market our branded proprietary products through our own specialty sales force and through a sales force provided by a contract sales organization pursuant to a contract sales agreement we entered into in 2001. A fundamental element of our product selection strategy is to focus on products where a relatively concentrated group of specialist physicians account for a significant portion of the prescriptions for the therapeutic indication addressed by our products. We believe that such specialist physicians will be the most receptive to the patient compliance, safety, or other therapeutic advantages that our products will seek to offer. Accordingly, we believe that significant market gains can be achieved with such products through the use of a relatively small, well-trained sales force concentrating its detailing efforts on informing such specialist physicians about the scientific basis for the therapeutic advantages of our products.

       We currently have around a 530-person sales and marketing organization, including the approximately 120 sales representatives being provided by the contract sales organization under a contract that expires on December 31, 2003. The representatives provided under the contract sales agreement complement our existing sales force. The majority of our sales and marketing personnel have considerable previous experience with major pharmaceutical companies detailing products to cardiovascular physicians. We began actively detailing Niaspan during September 1997 and Advicor on January 28, 2002. We believe that the sizable increase in sales force personnel, including the effect of those provided by the contract sales organization, will allow us to reach a greater physician audience while, at the same time, increase the amount of repeat visits made to our physician target list.

       On October 23, 2002, we signed an exclusive international commercialization agreement with Merck KGaA, referred to as Merck, to market the Niaspan and Advicor products outside the United States, Canada and Japan. Under the terms of the agreement, Merck will provide us up to $61 million in licensing, milestone and reimbursement payments, including $15 million of upfront payments, of which $12.5 million are reimbursable by us if we fail to achieve certain regulatory milestones. The milestone payments are dependent on the achievement of certain regulatory approvals and sales thresholds. We will also receive 25% of net sales of the products in the territory covered by the agreement, which includes the cost of goods sold. Merck will be responsible for conducting Phase IV clinical studies and commercialization activities while we are responsible for obtaining initial marketing authorization in all European countries and the supply and manufacturing of the products. Through September 30, 2003, we have received $15 million in upfront and reimbursement payments from Merck. Of this amount, $0.2 million was offset against research and development expenses during the nine months ended September 30, 2003. The majority of these upfront payments, however, will be recognized as revenue in future periods upon achievement of certain regulatory milestones.

       On August 20, 2003, we announced an exclusive development and commercialization agreement with Oryx Pharmaceuticals, referred to as Oryx, for the commercialization of Niaspan and Advicor in Canada. Under the agreement, Oryx is responsible for obtaining marketing authorization for Niaspan and Advicor in Canada and for all promotional investments, and we are responsible for manufacturing and supplying Advicor and Niaspan following receipt of marketing authorization for such products in Canada. Approval to market Niaspan and Advicor in Canada is not expected until at least next year. If and when marketing approval is obtained, we will share the revenues from sales of Niaspan and Advicor in Canada with Oryx.

       On November 4, 2003, we jointly announced with Takeda Pharmaceuticals North America, Inc., referred to as Takeda, a three-year agreement to co-promote Niaspan and Advicor in the United States. Under the agreement, Takeda will utilize its U.S.-based sales force to promote Advicor and Niaspan in addition to its own product. Takeda is responsible for providing a promotional effort that is expected to significantly increase the number of product details performed per year, and for all costs associated with its sales force, including promotional materials and samples. We are responsible for manufacturing and supplying both products and will collect and record all sales associated with the products. Takeda will receive a percentage of the incremental net sales of the products in the United States above a certain baseline amount. The co-promotion arrangement has a three-year term commencing January 2004 and provides for residual payments to Takeda after the three-year term, if the parties do not renew the agreement.

       We continue to aggressively pursue other collaborative opportunities, including acquiring or licensing the use of selected products and technologies from third parties; product co-marketing arrangements; joint ventures; and other strategic alliances. Many existing pharmaceutical products or products currently under development may be suitable candidates for specialty promotional or co-promotional campaigns. Accordingly, we intend to attempt to identify licensing, co-promotion, and product acquisition opportunities that can complement our future product portfolio. In situations where third-party drug delivery technologies are complementary to our drug development formulation capabilities, we may pursue licensing rights for such technology. Lastly, we currently intend to establish strategic alliances with corporate partners with respect to our respiratory products. There can be no assurance, however, that any of the collaborative opportunities can be established on terms acceptable to us or at all.

Patents and Proprietary Rights

       We actively seek, when appropriate and available, protection for our products and proprietary information by means of United States and foreign patents, trademarks, trade secrets, copyrights, and contractual arrangements. Patent protection in the pharmaceutical field, however, can involve complex legal and factual issues. Moreover, broad patent protection for new formulations or new methods of use of existing chemical entities is sometimes difficult to obtain and often of limited usefulness, primarily because the active ingredient and many of the formulation techniques have been known for some time. Consequently, some patents claiming new formulations or new methods of use for old drugs may not provide meaningful protection against competition. Nevertheless, we intend to seek patent protection when appropriate and available and otherwise to rely on regulatory-related exclusivity and trade secrets to protect certain of our products, technologies and other scientific information. There can be no assurance, however, that any steps taken to protect such proprietary information will be effective.

Existing Patents and Patent Applications

       In the United States, we own 58 patents, filed 36 additional patent applications, and have been licensed 4 patents. In addition, we have received patents and filed patent applications in foreign jurisdictions.

       In general, the U.S. patents and patent applications owned by or licensed to us are directed to compositions and methods of using those compositions. Patent protection is not available for the chemical entity that comprises the active ingredient in Niaspan, or either of the two active ingredients in Advicor. The active ingredient in Niaspan, niacin, is currently sold in the United States and other markets for lipid altering indications and for other uses. The additional active ingredient in Advicor, lovastatin, is also currently sold in the United States and other markets for lipid altering indications. Even in jurisdictions where the use of the active ingredients in Niaspan and Advicor for lipid altering and other indications may be covered by the claims of a composition or method-of-use patent owned by or licensed to us, off-label sales might occur, especially if another company markets the active ingredient at a price that is less than the price of Niaspan or Advicor, thereby potentially reducing the sales of such products.

       The U.S. Patent and Trademark Office has issued U.S. Patents 6,129,930, 6,080,428 and 6,406,715 to us with claims relating to Niaspan’s and Advicor’s composition and method-of-use consistent with the recommended once-a-day dosing regimen. On February 7, 1997, we entered into a cross-licensing agreement with a generic manufacturer. We subsequently purchased the patents that were the subject of such original agreement and agreed to continue paying a royalty to the generic manufacturer on terms similar to those contained in the original agreement.

       We have received patents and have filed patent applications covering technologies pertaining to propellant-driven aerosol formulations that do not contain chlorofluorocarbons. We are aware that certain European and U.S. patents have been issued with claims covering products that contain certain propellant-driven aerosol formulations that do not contain chlorofluorocarbons. The European patents are currently subject to an opposition proceeding in Europe, and certain claims in such patents have been held invalid in the United Kingdom. Certain or all of our aerosol products under development may use a formulation covered by such European or U.S. patents. In that event, we would be prevented from making, using or selling such products unless we obtain a license under such patents, which license may not be available on commercially reasonable terms, or at all, or unless those patents are determined to be invalid or unenforceable in Europe or the United States, respectively. Our development of products that might be covered by such patents and our failure to obtain licenses under those patents in the event those patents are determined to be valid and enforceable could have an adverse effect on our business.

Barr Laboratories Litigation

       On January 23, 2002, we received notice from Barr Laboratories, Inc., referred to as Barr Laboratories, that it had filed with the FDA an abbreviated new drug application that would, if approved, allow Barr Laboratories to market a generic version of our 1000 mg Niaspan product. As a result, on March 4, 2002, we filed a patent infringement lawsuit against Barr Laboratories in the Southern District of New York. On March 11, 2002, we filed an amended complaint. In this lawsuit, we assert that Barr Laboratories has infringed our 6,080,428 and 6,129,930 patents. On March 25, 2002, Barr Laboratories answered our amended complaint by denying that the ’428 and ’930 patents are valid and infringed, and seeking a declaratory judgment to that effect. On August 19, 2002, Barr Laboratories amended its answer to add counterclaims requesting a declaratory judgment that two other patents owned by us, U.S. patent numbers 5,126,145 and 5,268,181, are not infringed, and that the ’181 patent is invalid.

       On July 9, 2002, we received notice from Barr Laboratories that it had filed an abbreviated new drug application with the FDA that would, if approved, allow Barr Laboratories to market generic versions of our 500 mg and 750 mg Niaspan products. On August 13, 2002, we filed a second patent infringement lawsuit against Barr Laboratories also in the Southern District of New York. Again, we asserted that Barr Laboratories has infringed the ’428 and ’930 patents. On September 3, 2002, Barr Laboratories answered the complaint by denying infringement and alleging that the patents are invalid. Barr Laboratories also sought a declaratory judgment that the ’428, ’930, ’145, and ’181 patents are not infringed, and that the ’428, ’930, and ’181 patents are invalid. The two cases were consolidated on September 23, 2002.

       On September 30, 2002, we received notice from Barr Laboratories that it had filed a supplemental paragraph IV certification relating to our 6,406,715 patent. We filed a third lawsuit on November 12, 2002, against Barr Laboratories in the Southern District of New York asserting infringement of this patent. On December 3, 2002, Barr Laboratories answered the complaint by denying that the ’715 patent is valid and infringed, and seeking a declaratory judgment of invalidity. Barr Laboratories also sought a declaratory judgment that the ’428, ’930, ’145, and ’181 patents are not infringed, and that the ’428, ’930 and ’181 patents are invalid. The third case was consolidated with the first two on January 23, 2003 and the start date of the trial encompassing all three lawsuits was scheduled for December 2004. On March 4, 2003, we replied to Barr’s declaratory judgment counterclaims by denying that our patents are invalid or not infringed. We also sought a declaratory judgment that one or more of Barr Laboratories’ products will infringe the ’145 and ’181 patents. During the course of the litigation, Barr has also suggested claims of anti-trust and unenforceability.

       There can be no assurance that we will be successful in defending our patents in the Barr litigation. If we are not successful in defending our patents, Barr and other competitors may be able to produce and market generic versions of our Niaspan products which could be sold at prices lower than those charged by us. This would have a material adverse effect on our business and financial results. We are not able at this time to estimate the economic impact if we are not successful in defending our patents.

Protection of Intellectual Property

       Because the patent positions of pharmaceutical and biotechnology companies are highly uncertain and involve complex legal and factual questions, the patents owned and licensed by us, or any future patents, may not prevent other companies from developing similar or therapeutically equivalent products or ensure that others will not be issued patents that may prevent the sale of our products or require licensing and the payment of significant fees or royalties. Furthermore, to the extent that any of our future products or methods are not patentable, that such products or methods infringe upon the patents of third parties, or that our patents or future patents fail to give us an exclusive position in the subject matter claimed by those patents, we will be adversely affected. We may be unable to avoid infringement of third party patents and may have to obtain a license, defend an infringement action, or challenge the validity of the patents in court. A license may be unavailable on terms and conditions acceptable to us, if at all. Patent litigation is costly and time consuming, and we may be unable to prevail in any such patent litigation or devote sufficient resources to even pursue such litigation. If we do not obtain a license under such patents, if we are found liable for infringement, or if we are not able to have such patents declared invalid, we may be liable for significant money damages, may encounter significant delays in bringing products to market, or may be precluded from participating in the manufacture, use, or sale of products or methods of treatment requiring such licenses.

       We also rely on trade secrets and other unpatented proprietary information in our product development activities. To the extent that we maintain a competitive technological position, by relying on trade secrets and unpatented know-how, such competitive technological position may be compromised if others independently develop the same or similar technologies. We seek to protect trade secrets and proprietary knowledge in part through confidentiality agreements with our employees, consultants, advisors, and collaborators. Nevertheless, these agreements may not effectively prevent disclosure of our confidential information and may not provide us with an adequate remedy in the event of unauthorized disclosure of such information. If our employees, scientific consultants, or collaborators develop inventions or processes independently that may be applicable to our products under development, disputes may arise about ownership of proprietary rights to those inventions and processes. Such inventions and processes will not necessarily become our property, but may remain the property of those persons or their employers. Protracted and costly litigation could be necessary to enforce and determine the scope of our proprietary rights. Failure to obtain or maintain patent and trade secret protection, for any reason, would have a material adverse effect on us.

       We engage in collaborations, sponsored research agreements, and other arrangements with academic researchers and institutions that have received and may receive funding from U.S. government agencies. As a result of these arrangements, the U.S. government or certain third parties may have rights in certain inventions developed during the course of the performance of such collaborations and agreements as required by law or such agreements. Several legislative bills affecting patent rights have been introduced in the United States Congress. These bills address various aspects of patent law, including publication, patent term, re-examination subject matter, and enforceability. It is not certain whether any of these bills will be enacted into law or what form such new laws may take. Accordingly, the effect of such potential legislative changes on our intellectual property estate is uncertain.

       Niaspan, Advicor and “Kos” are our principal registered trademarks, although other applications for registration of trademarks and service marks are currently pending in the Patent and Trademark Office and additional applications are in the process of being filed.

Manufacturing

       We currently manufacture our Niaspan and Advicor products in a single manufacturing plant in Edison, New Jersey that has been inspected and approved by the FDA for both products. We began manufacturing Niaspan in the Edison facility during the second quarter of 2001. Although both products have been approved for manufacture in the Edison facility and are produced in substantial compliance with current good manufacturing practice regulations as required by the FDA for the manufacture of pharmaceutical products, we have limited experience in manufacturing products for commercial sale in the Edison facility and inefficiencies may exist in the manufacturing process. We may need to further scale-up certain of our current manufacturing processes to achieve production levels consistent with the commercial sale of our products. Further, modifications to the facilities, systems and procedures may be necessary to maintain capacity at a level sufficient to meet market demand or to maintain compliance with current good manufacturing practices regulations and other regulations prescribed by various regulatory agencies including the Occupational Safety and Health Administration and the Environmental Protection Agency. Our failure to successfully further scale-up, expand in connection with manufacture for commercial sale, or modify our manufacturing process, or to comply with current good manufacturing practices regulations and other regulations could delay the approval of our products under development or limit our ability to meet the demand for our products, any of which would have a material adverse effect on us. Such occurrences may require us to acquire alternative means of manufacturing our products, which may not be available to us on a timely basis, on commercially practicable terms, or at all.

       We intend to continue to contract the packaging of our manufactured products to third parties. We may begin in-house packaging operations once product sales volumes justify the capital expenditures required to establish such capabilities. Certain of our raw materials, including the active ingredients in Niaspan and Advicor are currently obtained from single sources of supply. We do not have a contractual supply arrangement with the sole supplier of the active ingredient in Niaspan or with the supplier of the lovastatin component of Advicor. We intend, to the extent possible, to identify multiple sources for all of our key raw materials, including the active ingredients in Niaspan and Advicor, although an alternate source for at least one such material will not be available because of the supplier’s patent rights.

       In 2002, we steadily improved our efficiency in manufacturing Niaspan and achieved our budgeted gross margin estimate for Advicor. Specifically, Niaspan gross margins increased almost three percentage points for 2002, reaching over 93% of net sales, while Advicor gross margins reached almost 80% for the year. Consequently, our combined gross margins for these products reached 91%.

Competition

       Our products compete with currently existing or future prescription pharmaceuticals and vitamins in the United States, Europe, and elsewhere. We estimate that our existing Niaspan and Advicor prescriptions account for approximately 3.1% of the total prescriptions currently being written in the United States for cholesterol-lowering pharmaceutical compounds. Competition among these products is based on, among other things, efficacy, safety, reliability, availability, price, and patent position. In addition, academic institutions, government agencies, and other public and private organizations conducting research may seek patent protection, discover new drugs, or establish collaborative arrangements for drug research. Most of our competitors have substantially greater financial, technical, and human resources than us, including combined field sales forces approximating 17,000 representatives currently active within the dyslipidemia market, compared with our approximately 392-person field sales force (not including our contract sales representatives) and may be better equipped to develop, manufacture, and market products. Moreover, there are numerous manufacturers of niacin preparations indicated for use as vitamin supplements or, in immediate-release form, for treatment of hyperlipidemia.

       Our cardiovascular and respiratory products, when developed and marketed, will also compete in most cases with well established products containing the same active ingredient already being marketed by medium-sized and large pharmaceutical companies in the United States.

Employees

       As of September 30, 2003, we had 854 employees. No employee is represented by a union. We believe our employee relations are good. We also regularly employ the services of outside consultants with respect to regulatory, scientific, and certain administrative and commercial matters. We expect to continue to require the services of such outside consultants.

MANAGEMENT

       The names of our directors and executive officers and their respective ages and positions are as follows:

Name	Age	Position

Michael Jaharis	75	Chairman Emeritus of the Board
Daniel M. Bell	61	Chairman of the Board
Robert E. Baldini	73	Vice Chairman of the Board
Adrian Adams	52	President, Chief Executive Officer, and Director
John Brademas, Ph.D.	76	Director
Steven Jaharis, M.D.	44	Director
Nicolaos E. Madias, M.D.	59	Director
Mark Novitch, M.D.	71	Director
Frederick B. Whittemore	73	Director
Richard King	39	Senior Vice President, Commercial Operations
Christopher P. Kiritsy	38	Senior Vice President, Chief Financial Officer
Andrew I. Koven	46	Senior Vice President, General Counsel and Secretary
Mark E. McGovern, M.D.	50	Senior Vice President, Chief Medical Officer
Ralf Rosskamp, M.D.	50	Senior Vice President, Research and Development

       Michael Jaharis. Mr. Jaharis is a co-founder of Kos. Mr. Jaharis has funded the operations of Kos since our inception and until our initial public offering of our common stock. Mr. Jaharis currently provides us with credit facilities totaling $130 million. Mr. Jaharis initially served as Chairman of Kos’ Board of Directors through December 31, 2001. Effective January 1, 2002, Mr. Jaharis was appointed Chairman Emeritus of the Board. In these positions, Mr. Jaharis has been actively involved in the development of our business strategy and in critical implementation decisions. From 1972 until 1986, Mr. Jaharis served as the President and Chief Executive Officer of Key Pharmaceuticals, Inc. Key Pharmaceuticals was acquired by Schering-Plough Corporation in 1986. Mr. Jaharis also serves as Chairman of Kos Investments, Inc. and Kos Holdings, Inc., as Trustee of Tufts University, and as Chairman of the Board of Overseers of Tufts University School of Medicine.

       Daniel M. Bell. Mr. Bell is a co-founder of Kos. Mr. Bell has served as a Director and as the President and Chief Executive Officer of Kos since our inception through December 31, 2001. Effective June 11, 2001, Mr. Bell was appointed Chairman of Kos’ Board of Directors. Mr. Bell also serves as a director of Kos Investments, Inc. and Kos Holdings, Inc. and as a director of two private companies in which Kos Investments, Inc. or Michael Jaharis is the largest shareholder. From 1983 to 1986, Mr. Bell was employed by Key Pharmaceuticals and was serving as its Executive Vice President and Chief Operating Officer at the time of its acquisition by Schering-Plough in June 1986.

       Robert E. Baldini. Mr. Baldini has served as Vice Chairman of the Board since July 1996, as a senior marketing consultant to Kos since April 1996, and as Kos’ Chief Sales and Marketing Officer from February 1998 until December 31, 2001. In these positions, Mr. Baldini served as an executive officer of Kos. In addition to performing services for Kos, Mr. Baldini served as a director of Ascent Pediatrics, Inc. Mr. Baldini served Key Pharmaceuticals from 1982 to 1986 as Senior Vice President of Sales and Marketing. Following its acquisition by Schering-Plough, he continued with the Key Pharmaceuticals Division of Schering-Plough until 1995, last serving as its President.

       Adrian Adams. Mr. Adams joined Kos effective April 26, 2001 as President and Chief Operating Officer. Effective January 1, 2002, Mr. Adams succeeded Mr. Bell as Kos’ Chief Executive Officer and was also elected to Kos’ Board of Directors. Prior to joining Kos, Mr. Adams served as President and Chief Executive Officer of Novartis Pharmaceuticals UK. Mr. Adams also served SmithKline Beecham Pharmaceuticals from 1992 to 1999 in various capacities, last serving as President of its Canadian subsidiaries.

       John Brademas, Ph.D. Dr. Brademas has served as a Director of Kos since the completion of Kos’ initial public offering. Dr. Brademas has been President Emeritus of New York University since 1992. Prior to 1992, he was President of New York University for eleven years and was the U.S. Representative in Congress for Indiana’s Third District for twenty-two years. Dr. Brademas serves as a director of Loews Corporation and InsurBanc. He is a former Chairman of the Federal Reserve Bank of New York and a former director of the New York Stock Exchange.

       Steven Jaharis, M.D. Dr. Jaharis has served as a Director of Kos since its inception. Dr. Jaharis has been a practicing physician since 1990 and currently serves as a family practitioner at Winnetka Family Medicine. Dr. Jaharis serves on the Board of Overseers of Tufts University School of Medicine. Dr. Jaharis is the son of Michael Jaharis.

       Nicolaos E. Madias, M.D. Dr. Madias was appointed as a Director of Kos effective January 31, 2002. Dr. Madias has been a practicing physician since 1976 at the New England Medical Center, where he has held various positions including Chief of the Division of Nephrology, a position held from 1982 to 1999. Dr. Madias served as Interim Dean and Professor of Medicine at Tufts University School of Medicine.

       Mark Novitch, M.D. Dr. Novitch has served as a Director of Kos since the completion of Kos’ initial public offering in 1997. Dr. Novitch served as Professor of Health Care Sciences at George Washington University from 1994 to 1997 and as Adjunct Professor from 1997 to 2001. Dr. Novitch was with The Upjohn Company from 1985 to 1993, last serving as Vice Chairman. From 1971 to 1985, Dr. Novitch was with the FDA, serving as Deputy Commissioner from 1981 to 1985. Dr. Novitch serves as a director of Alteon, Inc., Guidant Corporation, Neurogen Corporation, and Calypte Biomedical, Inc.

       Frederick B. Whittemore. Mr. Whittemore has served as a Director of Kos since the completion of Kos’ initial public offering in 1997. Mr. Whittemore has been with Morgan Stanley since 1958 and presently serves as Advisory Director. Mr. Whittemore also serves as a director of Chesapeake Energy Corporation, Maxcor Financial Group, Inc., and Southern Pacific Petroleum N.L.

       Richard King. Mr. King joined Kos in February 2002 and currently serves as Senior Vice President, Commercial Operations. Prior to joining Kos, Mr. King was employed by Solvay Pharmaceuticals since 2000, as Senior Vice President of Commercial Operations. Prior to 2000, Mr. King had been employed by Lederle Laboratories and by SmithKline Beecham Pharmaceuticals in various sales and marketing positions.

       Christopher P. Kiritsy. Mr. Kiritsy joined Kos in June 1995 and currently serves as Senior Vice President, Chief Financial Officer. Since joining Kos, Mr. Kiritsy has spearheaded various business development and financing activities, including Kos’ two public equity offerings completed during 1997. From 1988 to 1995, Mr. Kiritsy served as Associate Director of Product Development at the Institute of Molecular Biology, a private biotechnology company. Mr. Kiritsy also serves on the board of directors of a biotechnology company controlled by Michael Jaharis and receives nominal compensation from Mr. Jaharis for such service.

       Andrew I. Koven. Mr. Koven joined Kos in August 2003 and currently serves as Senior Vice President, General Counsel and Secretary. Prior to joining Kos, Mr. Koven served as Senior Vice President and General Counsel for Lavipharm and as Assistant General Counsel of Pharmaceuticals in North America for Warner-Lambert.

       Mark E. McGovern, M.D. Dr. McGovern joined Kos in March 1997 and currently serves as Senior Vice President, Chief Medical Officer. Prior to joining Kos, Mr. McGovern had been employed since 1986 by Bristol-Myers Squibb Company, last serving as Executive Director, Heart Failure/Atherosclerosis Clinical Research.

       Ralf Rosskamp, M.D. Dr. Rosskamp joined Kos in October 2003 and currently serves as Senior Vice President, Research and Development. Prior to joining Kos, Dr. Rosskamp served as Vice President, Global Therapeutic Area of Endocrinology, Metabolism, Rheumatology & Bone, Global Clinical Research and Development for Aventis Pharmaceuticals and as Vice President, Global Therapeutic Area Endocrinology & Metabolism, Global Clinical Research and Development for Germany-based Hoechst Marion Roussel.

PRINCIPAL AND SELLING SHAREHOLDERS

       The following table sets forth as of November 18, 2003, and as adjusted at that date to reflect the sale of our common stock offered hereby, certain information with respect to the beneficial ownership of Kos by: (i) each selling shareholder; (ii) each person known to Kos to beneficially own more than 5% of the outstanding common stock; (iii) each member of Kos’ Board of Directors; (iv) each executive officer; and (v) all directors and executive officers as a group. The percentage of outstanding shares of common stock to be beneficially owned by the selling shareholder after the completion of this offering assumes the sale of all of the shares of common stock offered by the selling shareholder, and is based on 22,031,155 shares of our common stock outstanding on November 18, 2003.

	Shares Owned Before			Shares Owned After
	the Offering		Shares to be	the Offering
			Offered
Name and Position	Number(13)	Percent	Number	Number	Percent

Michael Jaharis(1)	19,681,720	59.4%	—	19,681,720	51.6%
Daniel M. Bell(2)	743,776	3.3%	100,000	643,776	2.3%
Robert E. Baldini(3)	225,001	1.0%	—	225,001	*
Adrian Adams(4)	116,538	*	—	116,538	*
Christopher P. Kiritsy(5)	118,501	*	—	118,501	*
Mark E. McGovern(6)	144,500	*	—	144,500	*
John Brademas(7)	121,000	*	—	121,000	*
Steven Jaharis(8)	226,423	1.0%	—	226,423	*
Nicolaos E. Madias(7)	20,000	*	—	20,000	*
Mark Novitch(9)	123,000	*	—	123,000	*
Frederick B. Whittemore(7)	121,000	*	—	121,000	*
Andrew I. Koven	0	*	—	0	*
Ralf Rosskamp	0	*	—	0	*
Richard King(7)	10,000	*	—	10,000	*
All Executive Officers and Directors as a group (13 persons)(10)	21,651,460	62.2%	100,000	21,551,460	54.1%
5% Shareholders
Mary Jaharis(11)	5,135,876	18.9%	1,250,000	3,885,876	12.6%
Wilson Point Holdings, LP(12)	5,091,649	18.8%	1,250,000	3,841,649	12.4%
475 Park Avenue South, 23rd Floor New York, New York, 10016
Bristol-Myers Squibb Pharma Company	1,250,000	5.7%	—	1,250,000	4.6%

*	Less than 1 percent.

(1)	Includes one share that Mr. Jaharis owns jointly with his wife, 7,610,000 shares held by Kos Holdings, Inc., and 960,069 shares held by Kos Investments, Inc. Mr. Jaharis is the controlling shareholder of both Kos Holdings, Inc. and Kos Investments, Inc. It also includes 5,091,650 shares which may be issued upon the conversion into common stock of borrowings outstanding as of November 18, 2003, under Kos’ $50,000,000 Supplemental Credit Facility with Mr. Jaharis (Mr. Jaharis has transferred all of his rights and obligations, with respect to one-half of the outstanding borrowings under this facility, to Mrs. Jaharis and her subsequent transferee) and non-detachable warrants to purchase 6,000,000 shares of common stock at $5.00 per share pursuant to the Standby Facility with Mr. Jaharis.
(2)	Includes 618,750 shares of common stock that may be purchased by Mr. Bell pursuant to options that are currently exercisable or are exercisable within 60 days. Assumes the exercise in full of the underwriters’ option to purchase additional shares from Mr. Bell. Does not include any shares owned by Kos Holdings, Inc. or Kos Investments, Inc., in which Mr. Bell has an indirect ownership of less than ten percent interest through Kos Investments, Inc.

(3)	Includes 225,000 shares of common stock that may be purchased by Mr. Baldini pursuant to options that are currently exercisable or are exercisable within 60 days.
(4)	Includes 81,250 shares of common stock that may be purchased by Mr. Adams pursuant to options that are currently exercisable or are exercisable within 60 days, and 33,288 shares available to Mr. Adams under a restricted stock award.
(5)	Includes 115,500 shares of common stock that may be purchased by Mr. Kiritsy pursuant to options that are currently exercisable or are exercisable within 60 days.
(6)	Includes 142,500 shares of common stock that may be purchased by Mr. McGovern pursuant to options that are currently exercisable or are exercisable within 60 days.
(7)	Consists of shares of common stock that may be purchased pursuant to options that are currently exercisable or are exercisable within 60 days.
(8)	Includes 119,000 shares of common stock that may be purchased by Dr. Jaharis pursuant to options that are currently exercisable or are exercisable within 60 days. Does not include any shares of common stock owned by Kos Holdings, Inc. or Kos Investments, Inc. in which Dr. Jaharis has an indirect ownership interest through Kos Investments, Inc. of less than ten percent.
(9)	Includes 121,000 shares of common stock that may be purchased by Dr. Novitch pursuant to options that are currently exercisable or are exercisable within 60 days.

(10)	Includes 1,695,000 shares of common stock issuable upon exercise of options that are currently exercisable or are exercisable within 60 days, 5,091,650 shares which may be issued upon the conversion into common stock of borrowings outstanding as of November 18, 2003, under Kos’ $50,000,000 Supplemental Credit Facility and non-detachable warrants to purchase up to 6,000,000 shares of common stock at $5.00 per share pursuant to Kos’ Standby Facility with Mr. Jaharis. Assumes the exercise in full of the underwriters’ option to purchase additional shares from Mr. Bell.
(11)	Includes 5,091,649 shares which may be issued upon the conversion into common stock of borrowings outstanding as of November 18, 2003, under Kos’ $50,000,000 Supplemental Credit Facility, which would be held by Wilson Point Holdings, LP, a limited partnership controlled by Mrs. Jaharis (Mrs. Jaharis has contributed the right to acquire the 5,091,649 shares of Kos’ common stock to Wilson Point Holdings, LP). Also includes one share that Mrs. Jaharis owns jointly with her husband. Excludes 693,274 shares of common stock contributed to trusts established by Mrs. Jaharis. The shares being offered by Mrs. Jaharis in this offering consist of 1,250,000 shares held by Wilson Point Holdings, LP.
(12)	Represents shares which may be issued upon the conversion into common stock of borrowings outstanding as of November 18, 2003, under Kos’ $50,000,000 Supplemental Credit Facility.
(13)	Does not include shares of common stock acquired in transactions under the 1996 Stock Option Plan and the 1999 Employee Stock Purchase Plan.

       Wilson Point Holdings, LP is a limited partnership, the managing general partner of which is controlled by Mary Jaharis. Mrs. Jaharis is the wife of Michael Jaharis, who is our controlling shareholder.

       Daniel M. Bell, a co-founder of Kos, served as a Director and as the President and Chief Executive Officer of Kos since its inception through December 31, 2001. Effective June 11, 2001, Mr. Bell was appointed Chairman of Kos’ Board of Directors. Mr. Bell also serves as a director of Kos Investments, Inc. and Kos Holdings, Inc. and as a director of two private companies in which Kos Investments, Inc. or Michael Jaharis is the largest shareholder. The shares being offered by Mr. Bell were issued to Mr. Bell upon the exercise of stock options issued pursuant to the 1996 Stock Option Plan. Mr. Bell will sell shares in the offering only in the event, and to the extent, the underwriters exercise their options to purchase additional shares.

UNDERWRITING

       Kos, the selling shareholders and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co. is the representative of the underwriters.

Underwriters	Number of Shares

Goldman, Sachs & Co.	1,872,000
Banc of America Securities LLC	1,392,000
SG Cowen Securities Corporation	720,000
Deutsche Bank Securities Inc.	480,000
SunTrust Capital Markets, Inc.	336,000
Natexis Bleichroeder Inc.	100,000
Ryan Beck & Co.,Inc.	100,000

Total	5,000,000

       The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

       If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 100,000 shares from the Chairman of Kos’ Board of Directors and 650,000 shares from Kos to cover such sales. They may exercise that option for 30 days from the date of this prospectus supplement. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

       The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by Kos and the selling shareholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to 750,000 additional shares.

Paid by Kos

	No Exercise	Full Exercise

Per Share	$2.2568	$2.2568
Total	$8,463,000	$9,929,920

Paid by the Selling Shareholders

	No Exercise	Full Exercise

Per Share	$2.2568	$2.2568
Total	$2,821,000	$3,046,680

       Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus supplement. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $1.35 per share from the initial public offering price. Any such securities dealers may resell any shares purchased from the underwriters to certain other brokers or dealers at a discount of up to $0.10 per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms.

       Kos, the selling shareholders, and certain other parties have agreed with the underwriters not to dispose of or hedge any of the common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus supplement continuing through the date 90 days after the date of this prospectus supplement, except with the prior written consent of the representatives. This agreement does not apply to any existing employee benefit plans.

       In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Shorts sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from the Chairman of Kos’ Board of Directors and Kos in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

       The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

       Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of the Company’s stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on NASDAQ, in the over-the-counter market or otherwise.

       Each underwriter has represented, warranted and agreed that: (i) it has not offered or sold and, prior to the expiry of a period of six months from the closing date, will not offer or sell any shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 or FSMA) received by it in connection with the issue or sale of any shares in circumstances in which section 21(1) of the FSMA does not apply to Kos; and (iii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

       The shares may not be offered or sold, transferred or delivered, as part of their initial distribution or at any time thereafter, directly or indirectly, to any individual or legal entity in the Netherlands other than to individuals or legal entities who or which trade or invest in securities in the conduct of their profession or trade, which includes banks, securities intermediaries, insurance companies, pension funds, other institutional investors and commercial enterprises which, as an ancillary activity, regularly trade or invest in securities.

       No underwriter has offered or sold, or will offer or sell, in Hong Kong, by means of any document, any shares other than to persons whose ordinary business it is to buy or sell shares or debentures, whether as principal or agent, or under circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, nor has it

issued or had in its possession for the purpose of issue, nor will it issue or have in its possession for the purpose of issue, any invitation or advertisement relating to the shares in Hong Kong (except as permitted by the securities laws of Hong Kong) other than with respect to shares which are intended to be disposed of to persons outside Hong Kong or to be disposed of only to persons whose business involves the acquisition, disposal, or holding of securities (whether as principal or as agent).

       This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation or subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than under circumstances in which such offer, sale or invitation does not constitute an offer or sale, or invitation for subscription or purchase, of the shares to the public in Singapore.

       Each underwriter has acknowledged and agreed that the securities have not been registered under the Securities and Exchange Law of Japan and are not being offered or sold and may not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan, except (1) pursuant to an exemption from the registration requirements of the Securities and Exchange Law of Japan and (ii) in compliance with any other applicable requirements of Japanese law.

       We estimate that the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $750,000. The underwriters have agreed to reimburse Kos for certain expenses in connection with this offering.

       We and the selling shareholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

VALIDITY OF COMMON STOCK

       The validity of the common stock offered hereby will be passed upon for us by Holland & Knight LLP, Miami, Florida, and for the underwriters by Sullivan & Cromwell LLP, New York, New York. Sullivan & Cromwell LLP will rely as to all matters of Florida law upon the opinion of Holland & Knight LLP.

EXPERTS

       The consolidated financial statements and schedule of Kos Pharmaceuticals, Inc. and subsidiaries for the year ended December 31, 2002 have been incorporated by reference herein and in the registration statement in reliance upon the report of Ernst & Young LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

       The consolidated financial statements and schedule of Kos Pharmaceuticals, Inc. and subsidiaries for each of the years in the two-year period ended December 31, 2001, have been incorporated by reference herein and in the registration statement in reliance upon the report of Arthur Andersen LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. Arthur Andersen was convicted on June 15, 2002 of federal obstruction of justice in connection with its actions regarding Enron Corp. and ceased to practice before the Securities and Exchange Commission as of August 31, 2002. Arthur Andersen has not consented to the incorporation herein by reference of their report and we have dispensed with the requirement to file their consent in reliance upon Rule 437a of the Securities Act of 1933. Because Arthur Andersen has not consented to the incorporation herein by reference of their report in this prospectus supplement, purchasers of securities sold hereunder may have no effective remedy against Arthur Andersen in connection with a material misstatement or omission in the financial statements it audited. Moreover, the events arising out of Arthur Andersen’s conviction may adversely affect its ability to satisfy any successful claim.

PROSPECTUS

$200,000,000
Kos Pharmaceuticals, Inc.
Common Stock, Preferred Stock,
Common Stock Warrants, and Preferred Stock Warrants

       This prospectus is part of a registration statement we filed with the Securities and Exchange Commission using a “shelf” registration process. This means we may directly or through agents, dealers or underwriters designated from time to time sell from time to time up to $200,000,000 (or, if applicable, the equivalent thereof in other currencies) in the aggregate, subject to the limitations set forth below, of

•	shares of our common stock,

•	shares of our preferred stock, in one or more series,

•	options, warrants and other rights to purchase shares of our common stock or shares of our preferred stock

       In addition, this prospectus relates to the proposed sale from time to time of up to an aggregate of 2,850,000 shares of our common stock by the selling shareholders named under the caption “Selling Shareholders” in this prospectus and any amendment to this prospectus. The selling shareholders may sell the shares held for their own account or the shares may be sold by donees, transferees, pledgees or other successors in interest that receive such shares from the selling shareholders as a gift or other non-sale related transfer.

       We will circulate a prospectus supplement each time we plan to issue our common stock, preferred stock or options, warrants and other rights to purchase shares of our common stock or shares of our preferred stock. The prospectus supplement will provide you with a description of the securities to be issued, inform you about the specific terms of that offering and also may add, update or change information contained in this prospectus.

       You should read this prospectus and any prospectus supplement carefully before you invest. We will not receive any proceeds from the sale of shares of our common stock by the selling shareholders. We are paying all of the expenses of this offering.

       Our common stock is listed on the Nasdaq National Market under the symbol “KOSP.” On October 30, 2003, the last reported sale price for our common stock on the Nasdaq National Market was $39.59 per share.

       Our offices are located at 1001 Brickell Bay Drive, 25th Floor, Miami, Florida 33131, and our telephone number is (305) 577-3464.

       INVESTING IN OUR SECURITIES INVOLVES RISKS. SEE “RISK FACTORS” BEGINNING ON PAGE 4.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus is October 31, 2003

YOU SHOULD RELY ONLY ON INFORMATION INCORPORATED BY REFERENCE OR PROVIDED IN THIS PROSPECTUS AND ANY PROSPECTUS SUPPLEMENT. WE HAVE NOT AUTHORIZED ANYONE ELSE TO PROVIDE YOU WITH DIFFERENT INFORMATION.

As used in this prospectus, unless the context requires otherwise, “we” or “us” or “Kos” or the “Company” means Kos Pharmaceuticals, Inc., a Florida corporation. Italicized terms in this prospectus indicate trademarks or other protected intellectual property that we own or license. Niaspan® and Advicor® are trademarks of Kos Pharmaceuticals, Inc. Mavik® and Tarka® are trademarks of Abbott Laboratories Inc.

i

FORWARD-LOOKING STATEMENTS

This prospectus contains information that includes or is based upon forward-looking statements within the meaning of the Securities Litigation Reform Act of 1995. Forward-looking statements are expectations or forecasts of future events. These statements can be identified by the fact that they do not relate strictly to historical or current facts. They frequently are accompanied by words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” and other words and terms of similar meaning. In particular, these include statements relating to our ability to: increase the size of our sales force and the amount of the sales of our products; successfully develop and commercialize new products under development and within expected timeframes; continue our strong financial performance and that of our products; increase our stock price; protect the strength of our patents; commercialize our products outside the United States and the success of our relationship with Merck KGaA; achieve our goals for future sales levels, operating margins, earnings growth, and shareholder value; and meet our expectations regarding future capital needs. These forward-looking statements are subject to risks and uncertainties which may cause actual results to differ materially from those projected in a forward-looking statement. Further, certain forward-looking statements are based upon assumptions of future events, which may not prove to be accurate. Important factors that could cause our actual results to differ materially from that expressed or implied in our forward-looking statements in this prospectus, or in the documents we incorporate by reference into the prospectus, are set forth in the “Risk Factors” section in this prospectus. All forward-looking statements included in this prospectus and the documents we incorporate by reference are made only as of the date of this prospectus, and we do not undertake any obligation to publicly update or correct any forward-looking statements to reflect events or circumstances that subsequently occur or which we hereafter become aware of. Subsequent written and oral forward looking-statements attributable to us or to persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth below and elsewhere in this prospectus and in other reports filed by us with the Securities and Exchange Commission.

ii

THE COMPANY

       Kos Pharmaceuticals, Inc. is a fully-integrated specialty pharmaceutical company engaged in the development and commercialization of proprietary prescription products for the treatment of chronic cardiovascular and respiratory diseases. We manufacture our lead products, Niaspan and Advicor, and currently market them directly through our own specialty sales force and through a sales force provided by a contract sales organization. Our products under development directed to cardiovascular disease consist of controlled-release, once-a-day, oral dosage formulations. Our respiratory products under development consist of aerosolized inhalation formulations to be used primarily with our proprietary inhalation devices.

       We believe that substantial market opportunities exist for developing drugs that are reformulations of existing approved prescription pharmaceutical products, but which offer certain safety advantages (such as reduced harmful side effects) or patient compliance advantages (such as once-a-day rather than multiple daily dosing regimens) compared with existing formulations of such products. We believe that developing proprietary products based on currently approved drugs, rather than new chemical entities, may reduce regulatory and development risks and, because physicians are generally familiar with the safety and efficacy of such products, may facilitate the marketing of such products. All of our products currently under development require new drug application filings with the U.S. Food and Drug Administration, or the FDA. Although such new drug application filings are more expensive and time consuming than abbreviated new drug applications, products that require a new drug application approval offer several advantages compared with generic products, including the potential for higher gross margins, limited competition resulting from significant clinical and formulation development challenges, and potential for a thirty-month statutory barrier to generic competition.

       The principal elements of our current business strategy are as follows: (i) select products with unrealized commercial potential where safety or patient compliance may be improved; (ii) focus on the large, rapidly growing cardiovascular and respiratory markets, which include many chronic diseases requiring long-term therapy; (iii) develop proprietary formulations of currently approved pharmaceutical compounds; (iv) manage internally the clinical development of our products; (v) manufacture our products internally, or where necessary, using a contract manufacturer; (vi) market our products directly through our specialty sales force, which we may supplement with a contract sales organization or other co-promotion partners; and (vii) leverage our core competencies through corporate and academic alliances.

       On July 28, 1997, we received clearance from the FDA to market Niaspan for the treatment of mixed lipid disorders. Niaspan is the only once-a-day formulation of a niacin product ever approved by the FDA for the treatment of mixed lipid disorders. Niaspan is indicated for the following: (i) reduce elevated total cholesterol, low-density lipoprotein cholesterol, commonly referred to as LDL or “bad cholesterol,” and apolipoprotein B, another lipid particle, and increase low high-density lipoprotein cholesterol, commonly referred to as HDL or “good cholesterol;” (ii) reduce very high serum triglycerides, which are fatty substances in the blood that contribute to heart disease; (iii) reduce elevated total and LDL cholesterol when used in combination with a bile-binding resin, which is a different class of drugs that reduces bad cholesterol; (iv) reduce recurrent nonfatal myocardial infarction, or the recurrence of nonfatal heart attacks; and (v) promote the regression or slow the progression of atherosclerosis, which is a medical condition involving the narrowing of the arteries to the heart, when combined with bile-binding resins.

       We market Niaspan directly to specialist physicians within the cardiovascular market who specialize in treating patients with coronary heart disease and who are among the leading prescribers of lipid-altering medications. Such “lipid-management specialists,” whose primary focus is on treating the 14 million Americans who are estimated by the American Heart Association to have coronary heart disease, consist principally of cardiologists, endocrinologists, and internists. Of the 14 million Americans estimated to have coronary heart disease, about 40% have low levels of

HDL cholesterol as their primary lipid abnormality. We believe that patients with low HDL or multiple lipid disorders would benefit from Niaspan therapy. Many such patients may be candidates for combination therapy using principally an HMG-CoA reductase inhibitor, or “statin”, to reduce LDL combined with Niaspan to raise HDL, lower triglycerides, and enhance the statin’s LDL efficacy. Since the launch of Niaspan, we have found that many lipid specialists are receptive to using combination therapy to treat their refractory patients in order to address all of the lipids that may contribute to a coronary event. During 2002, over 70% of the approximately 15,000 cardiologists present in the U.S. cardiovascular market prescribed Niaspan and since 1997 more than 140,000 physicians have prescribed Niaspan at least once.

       On December 17, 2001, we received clearance from the FDA to market Advicor (extended-release niacin/lovastatin) tablets. The approval of Advicor marks the first time that the FDA has approved a combination product for the safe and efficacious treatment of cholesterol disorders. We began detailing Advicor to physicians on January 28, 2002. Advicor is a single tablet formulation containing Niaspan and lovastatin. We believe that a once-a-night tablet with the combined complementary properties of Niaspan and lovastatin represents an effective method for treating patients with mixed lipid disorders.

       Advicor is indicated for the treatment of primary hypercholesterolemia and mixed dyslipidemia in patients previously treated with either component and who require additional lipid modification for LDL and HDL cholesterol, and triglycerides beyond that achieved by the individual components. Advicor is not indicated for initial therapy. In multicenter clinical trials, Advicor was generally well-tolerated with a safety profile comparable to that of Niaspan and lovastatin alone. The most frequently reported adverse events included flushing, upset stomach, and rash. As with other lipid-altering drugs, periodic monitoring of liver enzymes is recommended as is observation for muscle weakness and a rare but serious adverse event that leads to a breakdown of muscle tissue. Advicor is contraindicated for pregnant or nursing women or for patients with liver problems or active peptic ulcer.

       As with Niaspan, we market Advicor directly to specialist and primary care physicians within the cardiovascular market who specialize in treating patients with coronary heart disease and who are among the leading prescribers of lipid-altering medications. We believe that patients requiring treatment for primary hypercholesterolemia or mixed dyslipidemia who require additional lipid modification for LDL and HDL cholesterol and triglycerides, beyond that achieved by the individual drug components, would benefit from Advicor therapy. We also believe that this patented once-a-night product will offer improvements in patient compliance compared with taking each component of the drug independently under its recommended dosing regimen. Moreover, based on market research and on historical Niaspan prescribing trends, we have found that many lipid specialists are receptive to using combination therapy to treat their refractory patients in order to address all of the lipids that may contribute to a coronary event.

       On October 23, 2002, we signed an exclusive international commercialization agreement with Merck KGaA, referred to as Merck, to market the Niaspan and Advicor products outside the United States, Canada and Japan. Under terms of the agreement, Merck will provide us up to $61 million in licensing, milestone and reimbursement payments, including $15 million of upfront payments, of which $12.5 million are reimbursable by us if we fail to achieve certain regulatory milestones. The milestone payments are dependent on the achievement of certain regulatory approvals and sales thresholds. We will also receive 25% of net sales of the products in the territory covered by the agreement, which includes the cost of goods sold. Merck will be responsible for conducting phase IV clinical studies and commercialization activities while we are responsible for obtaining initial marketing authorization in all European countries and the supply and manufacturing of the products. Through June 30, 2003, we have received $15 million in upfront and reimbursement payments from Merck. Of this amount, $0.1 million was offset against research and development expenses during the quarter ended June 30, 2003. The majority of these payments, however, will be recognized as revenue in future periods upon our achievement of certain regulatory milestones.

General Information About Us

       As of September 30, 2003, we had 854 employees. Our predecessor, Kos Holdings, Inc., which was previously named Kos Pharmaceuticals, Inc., was incorporated in Florida on July 1, 1988. Our wholly-owned subsidiaries include, Aeropharm Technology, Inc., IEP Pharmaceutical Devices, Inc., and Kos Life Sciences, Inc. Our principal executive offices are located at 1001 Brickell Bay Drive, 25th Floor, Miami, Florida 33131, and our telephone number is (305) 577-3464.

RISK FACTORS

       In addition to the other information contained in this Prospectus, including the information in our reports and other documents on file with the Securities and Exchange Commission incorporated herein by reference, you should carefully consider the following risk factors in evaluating us and our business before purchasing the securities offered in this Prospectus.

       You should carefully consider the risks described below before making an investment decision. The risks and uncertainties described below are not the only ones facing our company. Additional risks and uncertainties not presently known to us or that we currently consider immaterial may also impair our operations. If any of the following risks were to materialize, our business, financial condition or results of operations could be materially adversely affected. Were that to occur, the trading price of our common stock could decline, and you could lose all or part of your investment.

Our success depends on our ability to market and sell increasing quantities of Niaspan and Advicor.

       Our success depends primarily upon our ability to successfully market and sell increasing quantities of the Niaspan and Advicor products. Our ability to successfully sell increasing quantities of the Niaspan and Advicor products will depend significantly on the continued acceptance of the Niaspan product by physicians and their patients despite the introduction of Advicor. As a consequence of the on-going commercialization of our Advicor product, which is a combination product including Niaspan and a statin, prescription levels for Niaspan may be adversely affected to the extent a significant number of physicians prescribe Advicor as a substitute product for their patients who are currently taking Niaspan. Such substitution could have an adverse effect on the growth of the combined revenue generated from the sale of our products. We believe that intolerable flushing and potential liver toxicity associated with other currently available formulations of niacin are the principal reasons why physicians generally have been reluctant to prescribe or recommend such formulations. Flushing episodes are often characterized by facial redness, tingling or rash, and are a side effect that often occurs when humans ingest niacin. Currently available formulations of niacin generally either require, in the case of immediate-release niacin, the patient to take niacin several times per day, resulting in multiple flushing episodes, or result, in the case of sustained-release niacin, in liver toxicity. Although most patients taking the Niaspan and Advicor products will sometimes flush, the formulation and dosing regimen for Niaspan and Advicor have been designed to maximize patient acceptance and minimize the occurrence of flushing and liver toxicity. If, however, a significant number of patients using the Niaspan and Advicor products were to suffer episodes of flushing that they consider intolerable or to suffer other side effects, physicians may discontinue prescribing the Niaspan and Advicor products or patients may stop taking Niaspan and Advicor, which would have a material adverse effect on our business. Unanticipated side effects or unfavorable publicity concerning the Niaspan or Advicor products or any other product incorporating technology or ingredients similar to those used in the Niaspan or Advicor products also could have an adverse effect on our ability to obtain regulatory approvals or to achieve acceptance by prescribing physicians, managed care providers, or patients, any of which would have a material adverse effect on our business.

       On January 28, 2002, we began commercializing the Advicor product. Our ability to successfully sell increasing quantities of the Advicor product will depend significantly on the increasing acceptance of the Advicor product by physicians and their patients. If a significant number of patients using the Advicor product were to suffer episodes of flushing that they consider intolerable or to suffer more serious side effects, such as rhabdomyolysis or myopathy, physicians may discontinue prescribing the Advicor product or patients may stop taking Advicor, which would have a material adverse effect on us. Rhabdomyolysis is a rare disease in which serious muscle damage results in release of muscle cell contents into the bloodstream, which may be fatal. Myopathy is a disorder of muscle tissue or muscles that can result from endocrine disorders, metabolic disorders, infection or inflammation of the muscles, and from certain drugs. There have been several cases where Niaspan (one of the principal ingredients in Advicor) or Advicor have been identified as possible causes of myopathy. Unanticipated side effects or unfavorable publicity concerning the Advicor product or any other product incorporating technology or ingredients similar to those used in the Advicor product also could have an adverse effect on our ability to maintain regulatory approvals or to achieve acceptance by prescribing physicians, managed care providers, or patients, any of which would have a material adverse effect on our business.

       In addition, Advicor may prove to be difficult to successfully sell because the cholesterol market is dominated by competitors with significantly larger sales forces and with significantly greater marketing resources than us. Further, Advicor is a combination of two well-known cholesterol drugs, niacin and lovastatin, that have been available for a significant period of time. Although the combination of these drugs is highly effective in improving all of the major components of cholesterol, it is possible that physicians may not prescribe Advicor because it is not as new as more recently introduced compounds, such as the potent statin products marketed by our competitors. Also, because Advicor is a combination of two currently available drugs, Advicor has been approved by the FDA for the improvement of cholesterol disorders in patients who were not able to achieve desired cholesterol improvements by taking either Niaspan or lovastatin alone. Consequently, although such an approved treatment indication is standard for combination drugs such as Advicor, it is possible that physicians will not prescribe Advicor until they have first prescribed either Niaspan, lovastatin, or another statin alone and subsequently determined that their patients need Advicor to achieve desired cholesterol improvements. Similarly our ability to successfully sell increasing quantities of the Advicor product may be adversely affected by the November 2002 release of Zetia, part of a new class of cholesterol-lowering agents, and by the September 2003 release of Crestor, a new, highly powerful statin product. Zetia is being marketed by Merck/Schering-Plough Pharmaceuticals, which is a joint venture between Merck & Co., Inc. and Schering-Plough Corporation, and Crestor is marketed by AstraZeneca PLC. Merck/Schering-Plough Pharmaceuticals and AstraZeneca are both competitors with substantially greater resources than Kos. Zetia is part of a new class of cholesterol-lowering agents that inhibit the intestinal absorption of cholesterol. Crestor is a type of statin drug that is highly effective in reducing LDL cholesterol, but is less effective than our products in modifying HDL cholesterol, triglycerides and other forms of cholesterol. Our future sales of Advicor may also be affected by the potential release of several other new combination statin drugs in the future. Further, there are at least nine versions of generic lovastatin, one of the components of Advicor, that have been launched into the cholesterol market, which could adversely affect demand for Advicor. Consequently, our effort to sell increasing quantities of the Advicor product may be unsuccessful.

We are involved in litigation, the outcome of which could have a significant effect on our business.

       On January 23, 2002, we received notice from Barr Laboratories, Inc., referred to as Barr, that it had filed with the FDA an abbreviated new drug application, commonly called an ANDA, that would, if approved, allow Barr to market a generic version of our 1000 mg Niaspan product. Under the patent laws of the United States, the filing of an ANDA for a pharmaceutical composition or method of use that is currently protected by a patent, such as Niaspan, constitutes an act of infringement. As a result, on March 4, 2002, we filed a patent infringement lawsuit against Barr in the Southern District of New York. On March 11, 2002, we filed an amended complaint. In this lawsuit, we assert that Barr has infringed the ’428 and ’930 patents. Under the FDA statute, the filing of a patent infringement suit by us suspends the ANDA approval process for 30 months or until the infringement suit is resolved, whichever is earlier. On March 25, 2002, Barr answered the amended complaint by denying that the ’428 and ’930 patents are valid and infringed, and seeking a declaratory judgment to that effect. On August 19, 2002, Barr amended its answer to add counterclaims requesting a declaratory judgment that two other patents owned by Kos, U.S. patent number 5,126,145 and 5,268,181, are not infringed, and that the ’181 patent is invalid.

       On July 9, 2002, we received notice from Barr that it had filed an ANDA with the FDA that would, if approved, allow Barr to market generic versions of our 500 mg and 750 mg Niaspan products. On August 13, 2002, we filed a second patent infringement lawsuit against Barr also in the Southern District of New York. Again, we asserted that Barr has infringed the ’428 and ’930 patents. On September 3, 2002, Barr answered the complaint by denying infringement and alleging that the patents are invalid. Barr also sought a declaratory judgment that the ’428, ’930, ’145, and ’181 patents are not infringed, and that the ’428, ’930, and ’181 patents are invalid. The two cases were consolidated on September 23, 2002. On September 30, 2002, we received notice from Barr that it had filed a Supplemental Paragraph IV Certification relating to our ’715 patent. We filed a third lawsuit on November 12, 2002, against Barr in the Southern District of New York asserting infringement of this patent. On December 3, 2002, Barr answered the complaint by denying that the ’715 patent is valid and infringed and seeking a declaratory judgment of invalidity. Barr also sought a declaratory judgment that the ’428, ’930, ’145, and ’181 patents are not infringed, and that the ’428, ’930 and ’181 patents are invalid. The third case was consolidated with the first two on January 23, 2003. On March 4, 2003, we replied to Barr’s declaratory judgment counterclaims by denying that our patents are invalid or not infringed. We also sought a declaratory judgment that one or more of Barr’s products will infringe the ’145 and ’181 patents. During the course of the litigation, Barr has also suggested claims of anti-trust and unenforceability.

       This current litigation is costly and time consuming, and we cannot assure you that we will be successful. In addition, such litigation may result in financial losses or harm to our reputation, and may divert management resources and attention from our operations. If Barr is successful in this litigation, our ’428, ’930 and ’181 and ’715 patents could be found to be invalid and unenforceable. If such patents are invalid and unenforceable, we would be unable to prevent Barr from marketing a generic version of the Niaspan product, which would have a material adverse effect on our business. We would also be unable to prevent other companies from introducing generic and other competing products into the market place. Furthermore, there could be an increased risk that other companies would challenge our proprietary rights or claim that our products infringe on their patents.

We may need to raise additional capital.

       In order to finance our operations, as of June 30, 2003, we have borrowed a total of $80 million from Michael Jaharis, our principal shareholder, director, and Chairman Emeritus. We can borrow up to an additional $50 million from Mr. Jaharis under agreements currently in place; provided that the conditions of borrowings have been satisfied including, without limitation, that the death of lender shall not have occurred. The repayment of funds borrowed from Mr. Jaharis are secured by the pledge of all of our assets to him. As a result, if we are unable to repay the loans as they become due, we could be forced to liquidate our assets or transfer all of such assets to Mr. Jaharis. We have spent, and will continue to be required to spend, substantial funds to continue research and development activities, including clinical trials of our products under development, and to commercialize the Niaspan and Advicor products and our other products under development, if regulatory approvals are obtained for such products under development. We believe that we have sufficient resources, including funds available to us under loans from Mr. Jaharis, to fund our operations through at least the next twelve months. Even with the proceeds from these sources, however, we may need or elect to raise additional capital prior to such date. Our ability to fund our operating requirements and maintain an adequate level of working capital for the next twelve months will depend primarily on: the near-term commercial success of Niaspan and Advicor; our ability to meet the conditions necessary to obtain funding under our lines of credit, including, without limitation, that the death of lender shall not have occurred; the problems, delays, expenses and complications frequently encountered by companies at this stage of development; the progress of our research, development, and clinical trial programs; the costs and timing of seeking regulatory approvals of our products under development; our ability to obtain such regulatory approvals; costs in filing, prosecuting, defending, and enforcing patent claims and other intellectual property rights; the extent and terms of any collaborative research, manufacturing, marketing, or other arrangements; and changes in economic, regulatory, or competitive conditions or our planned business. Estimates about the adequacy of funding for our activities are based on certain assumptions, including assumptions regarding the marketing and sales success of the Niaspan and Advicor products, the regulatory and commercial success of the Advicor product, and that testing and regulatory procedures relating to our other products under development can be conducted at projected costs and within projected time frames. To the extent these assumptions prove to be inaccurate, we may have insufficient resources to fund our operations as currently planned.

       To satisfy our capital requirements, we may seek to raise funds in the public or private capital markets. Our ability to raise additional funds in the public markets may be adversely affected if sales of the Niaspan and Advicor products do not increase rapidly; if the results of the clinical trials for our products under development are not favorable; or if regulatory approval for any of our products under development is not obtained. We may seek additional funding through corporate collaborations and other financing vehicles. If adequate funds are not available to us, or if available, their terms are unacceptable, we may be required to significantly reduce our marketing activities for the Niaspan and Advicor products or curtail significantly one or more of our research or development programs or we may be required to obtain funds through arrangements with future collaborative partners or others that may require us to relinquish rights to the Niaspan or Advicor products or to some or all of our technologies or products under development or take significant cost-reducing actions or both. If we are successful in obtaining additional financing, the terms of the financing may have the effect of diluting or adversely affecting the holdings or the rights of the holders of our securities.

We are uncertain as to our future profitability and our ability to utilize our tax loss carryforwards.

       To date, we have dedicated most of our financial resources to the development and commercialization of the Niaspan and Advicor products, the development of other products, and general and administrative expenses. Our ability to maintain profitability will depend, among other things, on the commercial success of the Niaspan and Advicor products; on our ability to successfully exploit our manufacturing and sales and marketing capabilities; on our ability to complete the development of, and obtain regulatory approvals for, and achieve market acceptance for our products under development; and on our ability to maintain sufficient funds to finance our activities. As of June 30, 2003, our accumulated deficit was $270 million. In connection with the transfer of operations from Kos Holdings, Inc. to us on June 30, 1996, net operating loss carryforwards amounting to approximately $51 million and related tax benefits remained with Kos Holdings, Inc. and were not transferred to us. Consequently, we may utilize net operating loss carryforwards sustained subsequent to June 30, 1996, amounting to approximately $200 million as of June 30, 2003, to offset future taxable net income, if any. If we are unable to achieve or sustain profitability, however, such carryforwards may not be utilized.

We have limited sales and marketing resources.

       Although we market the Niaspan and Advicor products and intend to market our products under development through our own specialty sales force, including sales representatives available exclusively to us under a contract sales force arrangement, substantial resources will continue to be required for us to promote the sale of such products. Because our current marketing resources are limited, we may be unable to devote sufficient resources to the Niaspan and Advicor products, or to our products under development to achieve increasing market acceptance of such products. In addition, we may not be able to enter into co-promotion arrangements on terms acceptable to us or our potential co-promotion partners. Our failure to expend the resources to adequately promote the Niaspan and Advicor products or our other products under development would have a material adverse effect on us, our business, and results of operations.

       Moreover, because we have fewer sales persons than our competitors, our sales force may be unable to detail successfully physicians who prescribe lipid-altering medications. We may not be able to retain our current sales representatives. Even if we hire additional representatives, they may not be immediately effective in promoting the sale of the Niaspan and Advicor products. As a result, we may be unable to generate significantly increased sales of the Niaspan or Advicor products. The failure of our sales representatives to generate increased sales of the Niaspan and Advicor products would have a material adverse effect on our operating results.

We are controlled by an existing shareholder.

       Michael Jaharis, our principal shareholder, director, and Chairman Emeritus owns, directly or indirectly, 8,590,070 shares of our common stock as of September 30, 2003, or approximately 39% of the common stock then outstanding. Accordingly, Mr. Jaharis can control the outcome of certain shareholder votes, including votes concerning the election of directors, the adoption or amendment of provisions in our Articles of Incorporation, and the approval of mergers and other significant corporate transactions. This level of concentrated ownership by one person may have the effect of delaying or preventing a change in the management or voting control of us. In addition, a line of credit totaling $50,000,000 between us, Mr. Jaharis and his spouse, or her transferee, gives each of them the right to convert (at $4.91 per share) amounts owed to them by us under such line of credit into shares of our Common Stock. Another line of credit gives Mr. Jaharis the right to exercise warrants to purchase six million shares of our common stock at $5.00 per share. The warrants are non-detachable and can be exercised only through the conversion of principal and interest accumulated under the line of credit. If this conversion option and warrant exercise were to occur, Mr. Jaharis’ direct or indirect ownership of our common stock would increase to 19,681,719 shares, or approximately 51.5% of the common stock outstanding, and Mary Jaharis or her transferee would control 5,135,875 shares, or approximately 13.5% of the common stock outstanding, in each case assuming such conversion and warrant exercises had occurred as of September 30, 2003. After the completion of the offering, and assuming that all of the shares included on behalf of the selling shareholders are sold in the offering, Mary Jaharis and her transferee, Wilson Point Holdings, LP, would own approximately 9.5% of the outstanding shares of our Common Stock.

We face competition from other, larger manufacturers that directly compete with our products.

       Many products are commercially available for the treatment of elevated LDL cholesterol, and the manufacturers of such products, individually and collectively, have significantly greater financial resources and sales and manufacturing capabilities than those available to us, including combined field sales forces exceeding 12,000 persons, compared with our approximately 525 person field sales force, including approximately 150 contract sales force representatives. Our direct competitors and their respective competitive products include, among others:

•	Abbott (Tricor)

•	Bristol-Myers Squibb (Pravachol)

•	Merck (Zocor and Mevacor)

•	Novartis (Lescol)

•	Pfizer (Lipitor and Lopid)

•	Sankyo (Welchol)

•	Merck/Schering-Plough (Zetia)

•	AstraZeneca (Crestor)

       We estimate that as of September 30, 2003, the existing Niaspan and Advicor prescriptions account for slightly more than 3.1% of the total prescriptions currently being written in the United States for cholesterol-lowering pharmaceutical compounds. In addition, Zetia, part of a new class of cholesterol-lowering agents that inhibit the intestinal absorption of cholesterol, was launched in

November 2002 by Merck/Schering-Plough Pharmaceuticals, and Crestor, a new highly powerful statin product, was launched during September 2003 by AstraZeneca. Both Merck/Schering-Plough Pharmaceuticals and AstraZeneca are competitors who have substantially greater resources than those available to us. Further, several other new combination statin drugs may be marketed during the next few years. Finally, there are at least nine versions of generic lovastatin, one of the components of Advicor, currently being marketed in the cholesterol market. The existence of distributors of generic lovastatin and the competitive environment they create may inhibit the Niaspan and Advicor products from competing successfully or from achieving increased sales. Moreover, the active ingredient in Niaspan, niacin, is available in several other formulations, most of which do not require a prescription. Although we believe that there are no other currently available niacin formulations that have been approved by the FDA specifically for once-a-day dosing, physicians may decide to prescribe or recommend some of these unapproved niacin formulations, using the Niaspan product’s dosing regimen, to try to achieve the same results as Niaspan. Substitution of other niacin formulations for the Niaspan product could have a material adverse effect on us. Moreover, manufacturers of other niacin formulations could promote their products using the Niaspan product’s dosing regimen and could promote the sale of their products to treat the indications for which we have received clearance to market Niaspan. Although such promotion would be a violation of FDA regulations, the significant occurrence of such practices would have a material adverse effect on our business. Moreover, many established pharmaceutical and biotechnology companies, universities, and other research institutions with resources significantly greater than ours may develop products that directly compete with our products. Even if our products under development prove to be more effective than those developed by other entities, such other entities may be more successful in marketing their products than us because of greater financial resources, stronger sales and marketing efforts, and other factors. If these entities are successful in developing products that are safer, more effective, or less costly than the products developed by us, our products may be unable to compete successfully with any of those products.

We may not be able to obtain marketing authorization for our products under development.

       On October 23, 2002, we signed an exclusive international commercialization agreement with Merck to market the Niaspan and Advicor products outside the United States, Canada and Japan. Under terms of our agreement with Merck, Merck will provide to us up to $61 million in licensing, milestone and reimbursement payments, including $15 million in upfront payments. We are responsible for obtaining initial marketing authorization in all European countries and the supply and manufacturing of the products.

       Pursuant to the agreement with Merck, if marketing authorization is not obtained for Niaspan or Advicor in certain countries and within certain timeframes, Merck will have the right to terminate the agreement, and we will be required to reimburse Merck for up to $12.5 million of the upfront payments. In addition, other milestone payments payable to us under the agreement are dependent on the achievement of marketing authorization of Niaspan in certain countries, the achievement of marketing authorization of Advicor in certain countries, and achieving certain net sales thresholds of Niaspan and Advicor.

       In 1999, we received marketing approval for Niaspan in the United Kingdom, and in 2002, submitted Advicor for marketing approval in the United Kingdom. We entered Niaspan into the Mutual Recognition Procedure in September 2003; however, no action has been taken with respect to additional approvals pursuant to this procedure, and we cannot be certain that we will receive any additional approvals for Niaspan in other countries in Europe. There is no certainty that marketing authorizations for the Niaspan and Advicor products will be obtained under the mutual recognition procedures, or, with respect to Advicor, at all, and there could be delays in the granting of such authorizations. Consequently, we may be required to reimburse Merck for up to $12.5 million of the upfront payments and may not receive any of the milestone payments under the agreement with Merck. Our failure to receive additional approvals for Niaspan and Advicor would have an adverse effect on our ability to sell products outside the United States and would have a negative impact on our relationship with Merck.

There is no assurance that the cost of our products will be reimbursed by third-party payors.

       Our ability to commercialize successfully our products under development is dependent in part on the extent to which appropriate levels of reimbursement for the Niaspan and Advicor products, or for the other products we sell are obtained from government authorities, private health insurers, and managed care organizations such as health maintenance organizations or HMOs. We estimate that, through June 30, 2003, approximately $356 million, or 72%, of our cumulative Niaspan and Advicor revenue has been subjected to the reimbursement rules of such organizations. Managed care organizations and other third-party payors are increasingly challenging the pricing of pharmaceutical products. The trend toward managed healthcare in the United States, the growth of organizations such as HMOs, and legislative proposals to reform healthcare and government insurance programs could significantly influence the purchase of pharmaceutical products, resulting in lower prices and reduced demand for Niaspan, Advicor, or our products under development. Such cost containment measures and potential legislative reform could affect our ability to sell Niaspan, Advicor, or our products under development and may have a material adverse effect on our business. Significant uncertainty exists about the reimbursement status of newly approved pharmaceutical products. Although we have obtained approvals for reimbursement for the cost of Niaspan and Advicor from many third-party payors, such approvals, in the United States and in foreign countries, may be discontinued or unavailable for Niaspan, Advicor or any of our products under development. The unavailability or inadequacy of third-party reimbursement for Niaspan, Advicor, or our products under development may reduce the demand for, or negatively affect the price of, these products, which would have a material adverse effect on us.

The departure of key personnel could have a detrimental effect on us.

       Our success is dependent on our ability to attract and retain highly qualified scientific, management, and sales personnel. In April 2001, we hired our current President and Chief Executive Officer, Adrian Adams. The loss of Mr. Adams as our President and Chief Executive Officer could have a material adverse effect on our operations and business. Due to intense competition for personnel from other companies, academic institutions, government entities, and other organizations, we may be unsuccessful in attracting and retaining key personnel. The loss of key personnel, or the inability to attract and retain the additional, highly-skilled employees required for the expansion of our activities, could adversely affect our business and operating results.

Many of our products are still under development.

       Although we have obtained clearance from the FDA to market the Niaspan and Advicor products, we may be unsuccessful in effectively formulating any of our other products as planned. Further, we may not be successful in demonstrating the safety and efficacy of such products in human clinical trials. These trials may be costly and time-consuming. The administration of any product we develop may produce undesirable side effects that could result in the interruption, delay or suspension of clinical trials, or the failure to obtain FDA or other regulatory approval for any or all targeted indications. Even if regulatory approval is secured, our products under development may later produce adverse effects that limit or prevent their widespread use or that necessitate their withdrawal from the market. We may discontinue the development of any of our products under development at any time.

We cannot ensure the validity or protection of our intellectual property rights or patent rights.

       Our ability to commercialize any of our products under development will depend, in part, on our, or on our licensors’, ability to obtain patents, enforce those patents, preserve trade secrets, and operate without infringing on the proprietary rights of third parties. In addition, the patents that we have been issued or for which we have applied relating to Niaspan, Advicor and certain of our products under development are based on, among other things, the extended-release characteristic of the niacin formulations and methods of treating hyperlipidemia. If the indications treated by Niaspan, Advicor and such other products under development could be treated using drugs without such extended-release characteristics and methods, such patents and patent applications may not prevent the use of other niacin-based drugs for the treatment of such indications, which would have a material adverse effect on our business. Further, we would be adversely affected if:

•	The patent applications licensed to or owned by us do not result in issued patents;

•	Meaningful patent protection is not secured for any particular technology; or

•	Any patents that have been or may be issued to us or our licensors, including the patents covering our Niaspan and Advicor products, are held by a court to be invalid, unenforceable or not infringed.

       In general, the U.S. patents and patent applications owned by or licensed to us are directed to compositions and methods of using those compositions. Patent protection is not available for the chemical entity that comprises the active ingredient in Niaspan, or either of the two active ingredients in Advicor. Moreover, the active ingredient in Niaspan, niacin, is currently sold in the United States and other markets for lipid altering indications and for other uses. The additional active ingredient in Advicor, lovastatin, is also currently sold in the United States and other markets for lipid altering indications. Even in jurisdictions where the use of the active ingredients in Niaspan and Advicor for lipid altering and other indications may be covered by the claims of method-of-use and composition patents owned by or licensed to us, off-label sales might occur that would be difficult to prevent through enforcement of our patents, especially if another company markets the active ingredient at a price that is less than the price of Niaspan or Advicor, thereby potentially reducing the sales of such products.

       The U.S. Patent and Trademark Office (the “PTO”) has issued U.S. Patent numbers 6,129,930 and 6,080,428 to us with claims related to Niaspan and Advicor composition and method-of-use. In addition, on June 18, 2002, the PTO issued U.S. Patent number 6,406,715 related to certain unique pharmacokinetic features of our extended-release niacin compositions, including Niaspan and Advicor. On February 7, 1997, we entered into an agreement with a generic manufacturer pursuant to which we have granted cross-licenses to each other under our respective patents. We subsequently purchased the patents that were the subject of the cross-license agreement and agreed to continue paying a royalty to the manufacturer on terms similar to those contained in the cross-license agreement.

       We have also received patents and have filed patent applications covering technologies pertaining to propellant-driven aerosol formulations that do not contain chlorofluorocarbons. We are aware that certain European and U.S. patents have been issued with claims covering products that contain certain propellant-driven aerosol formulations that do not contain chlorofluorocarbons. It may be argued that certain or all of our aerosol products under development may use a formulation covered by such European or U.S. patents. If such an argument were upheld, we would be prevented from making, using or selling such products unless we obtain a license under such patents, which license may not be available on commercially reasonable terms, or at all, or unless such patents are determined to be invalid in Europe or invalid or unenforceable in the United States. Our development of products that may be covered by such patents and our failure to obtain licenses under such patents in the event such patents are determined to be valid and enforceable could have an adverse effect on our business.

       On January 23, 2002, we received notice from Barr Laboratories, Inc. that it had filed with the FDA an ANDA that would, if approved, allow Barr to market a generic version of our 1000 mg Niaspan product. On May 12, 2003, Barr announced that it received tentative approval from the FDA for its generic version of our 1000 mg Niaspan product. As a result, on March 4, 2002, we filed a patent infringement lawsuit against Barr in the United States District Court for the Southern District of New York. On March 11, 2002, we filed an amended complaint. In this lawsuit, we assert that Barr has infringed the ’428 and ’930 patents. On March 25, 2002, Barr answered the amended complaint by denying that the ’428 and ’930 patents are valid and infringed, and seeking a declaratory judgment to that effect. On August 19, 2002, Barr amended its answer to add counterclaims requesting a declaratory judgment that two other patents owned by us, U.S. patent number 5,126,145 and 5,268,181, are not infringed, and that the ’181 patent is invalid.

       On July 9, 2002, we received notice from Barr that it had filed an ANDA with the FDA that would, if approved, allow Barr to market generic versions of our 500 mg and 750 mg Niaspan products. On June 16, 2003, Barr announced that it received tentative approval from the FDA for its generic versions of our 500 mg and 750 mg Niaspan products. On August 13, 2002, we filed a second patent infringement lawsuit against Barr also in the Southern District of New York. Again, we asserted that Barr has infringed the ’428 and ’930 patents. On September 3, 2002, Barr answered the complaint by denying infringement and alleging that the patents are invalid. Barr also sought a declaratory judgment that the ’428, ’930, ’145, and ’181 patents are not infringed, and that the ’428, ’930, and ’181 patents are invalid. The two cases were consolidated on September 23, 2002.

       On September 30, 2002, we received notice from Barr that it had filed a Supplemental Paragraph IV Certification relating to our ’715 patent. We filed a third lawsuit on November 12, 2002, against Barr in the Southern District of New York asserting infringement of this patent. On December 3, 2002, Barr answered the complaint by denying that the ’715 patent is valid and infringed, and seeking a declaratory judgment of invalidity. Barr also sought a declaratory judgment that the ’428, ’930, ’145, and ’181 patents are not infringed, and that the ’428, ’930 and ’181 patents are invalid. The third case was consolidated with the first two on January 23, 2003. On March 4, 2003, we replied to Barr’s declaratory judgment counterclaims by denying that our patents are invalid or not infringed. We also sought a declaratory judgment that one or more of Barr’s products will infringe the ’145 and ’181 patents.

       There can be no assurance that we will be successful in defending our patents in the Barr litigation. If we are not successful in defending our patents, Barr and other competitors may be able to produce and market generic versions of our Niaspan products, which could be sold at prices lower than those charged by us. This would have a material adverse effect on our business and financial results. We are unable to estimate the economic impact if we are not successful in defending our patents.

       Because the patent positions of pharmaceutical and biotechnology companies are highly uncertain and involve complex legal and factual questions, the patents owned and licensed by us, or any future patents, may not prevent other companies from developing competing products or ensure that others will not be issued patents that may prevent the sale of our products or require licensing and the payment of significant fees or royalties by us. Furthermore, to the extent that (1) any of our future products or methods are not patentable, (2) such products or methods infringe upon the patents of third parties, or (3) our patents or future patents fail to give us an exclusive position in the subject matter to which those patents relate, we will be adversely affected. We may be unable to avoid infringement of third party patents and may have to obtain a license, or defend an infringement action and challenge the validity of the patents in court. A license may be unavailable on terms and conditions acceptable to us, if at all. Patent litigation is costly and time consuming, and we may be unable to prevail in any such patent litigation or devote sufficient resources to even pursue such litigation. If we do not obtain a license under such patents, or if we are found liable for infringement and if we are not able to have such patents declared invalid, we may be liable for significant money damages, may encounter significant delays in bringing products to market, or may be precluded from participating in the manufacture, use, or sale of products or methods of treatment requiring such licenses.

Our business is subject to extensive government regulation.

       Our research and development activities, preclinical studies, clinical trials, and the manufacturing and marketing of our products are subject to extensive regulation by the FDA. The drug development and approval process takes many years and requires the expenditure of substantial resources. Data obtained from preclinical and clinical activities are susceptible to varying interpretations that could delay, limit, or prevent regulatory approval. Although we may consult the FDA for guidance in developing protocols for clinical trials, despite such consultation, the FDA may find the clinical trials inadequate or not well-controlled. They may also reject the results of those trials altogether. In addition, delays or rejections of applications for regulatory approval may result from changes in or additions to FDA regulations concerning the drug approval process. Thus, regulatory reviews may be untimely and regulatory approvals could be denied for products developed by us. Even if regulatory approval of a product is obtained, it may be promoted or marketed only for the limited indications for which it is approved. In addition, a marketed drug, its bulk chemical supplier, its manufacturer, and its manufacturing facilities are subject to continual regulatory review and periodic inspections, and later discovery of previously unknown problems with a product, supplier, manufacturer, or facility may result in restrictions on such products or manufacturers, which may require a withdrawal of the product from the market. Failure to comply with the applicable regulatory requirements in the United States or abroad can, among other things, result in fines, suspensions of regulatory approvals, seizure of products, product recalls, operating restrictions, and criminal prosecution, any of which could have a material adverse effect on us. There can be no assurance that a regulatory agency to which we are subject will not take action that will negatively affect our ability to make and sell products.

       In July 2001, the Division of Drug Marketing, Advertising, and Communication at the FDA issued us a warning letter related to an advertisement we ran in a healthcare section of TIME magazine. The advertisement, which was only intended to run once, was designed to increase awareness of our Niaspan product. In the warning letter, the FDA objected to the advertisement on the grounds that the advertisement failed to reflect a fair balance of the contraindications, warnings, precautions, and side effects of the Niaspan product. The FDA also objected to the advertisement on the ground that the advertisement overstated the efficacy of the Niaspan product in light of its approved labeling. Subsequent to this event, we reached an agreement with the FDA to remedy its objections by placing a new advertisement with content that adequately characterizes the risks and other safety implications for the product.

       Outside the United States, our research and development activities, preclinical studies, clinical trials, and the manufacturing and marketing of our products are subject to extensive foreign regulation. In the European Union, the approval of new drugs is governed both by national legislation and by the central approval or mutual recognition procedures of the European Medicines Evaluation Agency. In 1999, we received marketing approval for Niaspan in the United Kingdom, and in 2002, submitted Advicor for marketing approval in the United Kingdom. Niaspan was entered into Europe’s Mutual Recognition Procedure in September 2003. Pursuant to our agreement with Merck, we are responsible for obtaining initial marketing authorization for the Niaspan or Advicor products in all countries in the European Union. There could be delays or rejections in applications for regulatory approval in the European Community and in individual countries, as well as a requirement of completion of additional preclinical and clinical studies. The process of obtaining regulatory approval could be costly. In addition, competitors of ours may obtain regulatory approval for similar products. Even if regulatory approval of a product is obtained, the product may be promoted or marketed only for the limited indications for which it is approved, and the product will be subject to a continual regulatory review and inspections, which, if previously unknown problems are discovered, may result in restrictions on the products and manufacturers, which may require a withdrawal of the product from the market. In addition, individual countries will have pricing, third party reimbursement and labeling approvals necessary for the manufacture, distribution, use and sale of products with which we must comply. Moreover, because the legislative and regulatory environment continues to evolve, it is difficult to predict the impact of legislation and regulations on us and our products.

       Our business is also subject to regulation under state, federal and local laws, rules, regulations, and policies relating to the protection of the environment and health and safety, including those governing the use, generation, manufacture, storage, air emission, effluent discharge, handling, and disposal of certain materials. We believe that we are in compliance in all material respects with all such laws, rules, regulations, and policies applicable to us. However, non-compliance with such environmental and health and safety laws and regulations in the future would require us to incur significant costs to comply. Our research and development involves the controlled use of hazardous materials. Although we believe that our safety procedures for handling and disposing of such materials comply with the standards prescribed by applicable state, federal, and local regulations, the risk of contamination or injury from these materials cannot be completely eliminated. In the event of such contamination or injury, we could be held liable for any damages that result and any such liability could exceed our resources and materially adversely affect our business, financial condition and results of operations.

We may be required to scale up our manufacturing facilities.

       We currently manufacture the Niaspan and Advicor products in one manufacturing plant in Edison, New Jersey that has been inspected and approved by the FDA for both Niaspan and Advicor. We may need to further scale-up certain of our current manufacturing processes to achieve production levels consistent with the commercial sale of our products for both the U.S. and international use. Further, modifications to the facilities, systems, and procedures may be necessary to maintain capacity at a level sufficient to meet market demand or to maintain compliance with current good manufacturing practices regulations and other regulations prescribed by various regulatory agencies including the Occupational Safety and Health Administration and the Environmental Protection Agency. Our failure to successfully further scale-up, expand in connection with manufacture for commercial sale, or modify our manufacturing process or to comply with current good manufacturing practices regulations and other regulations could delay the approval of our products under development or limit our ability to meet the demand for our products, any of which would have a material adverse effect on us. Such occurrences may require us to acquire alternative means of manufacturing our products, which may not be available on a timely basis, on commercially practicable terms, or at all.

We depend on materials for our products that are supplied by a single source.

       Some materials used in our products, including the active ingredients in Niaspan and Advicor, are currently sourced from single qualified suppliers. We have not established arrangements with alternative suppliers for these ingredients, although we believe that we can obtain an alternative supply of lovastatin, one of the two active ingredients in Advicor, if necessary. Although we have maintained a business relationship with this niacin supplier since 1993, and have not experienced difficulty to date in acquiring niacin, or other materials for product development, additional product validations and regulatory submissions would be required if supply interruptions were to occur in the future or if we had to obtain substitute materials. Similarly, our source for lovastatin is relatively inexperienced as a supplier of such ingredient. Although we have maintained a business relationship with our lovastatin supplier since 1997, and this supplier is experienced as a supplier of other pharmaceutical grade active ingredients, this supplier may be unable to meet our requirements for lovastatin on a sustained basis, at an acceptable quality standard, or at a commercially viable price. In such an event, we would be forced to obtain an alternative supplier of lovastatin. Any interruption of raw material supply, for any reason, in any of the required ingredients for our products could have a material adverse effect on our ability to manufacture our products or to obtain or maintain regulatory approval of such products.

We may be subject to product liability claims from the use of our products.

       Manufacturing, marketing, selling, and testing Niaspan, Advicor, and our products under development entails a risk of product liability. On August 8, 2001, Bayer AG, removed its statin product, Baycol, from the market because of multiple deaths attributed to a rare form of a muscle disorder called rhabdomyolysis. As a result of the removal of Baycol from the market, however, the side affects of statin products have been subject to increased scrutiny. Although the statin component of Advicor has been approved by the FDA and marketed for nearly 15 years and is a different drug compound than that which was used in Baycol, to the extent that patients who take Advicor develop serious adverse side affects, such as rhabdomyolysis, or associate the adverse events experienced by some Baycol patients with all other statin products, including our Advicor product, it would have a material adverse effect on our business. We could be subject to product liability claims in the event that our products or products under development fail to perform as intended. Even unsuccessful claims could result in the expenditure of funds in litigation and the diversion of management time and resources and could damage our reputation and impair the marketability of our products. While we currently maintain liability insurance, we may not be able to maintain such insurance at a commercially reasonable cost. If a successful claim were made against us, and the amount of insurance were inadequate to cover the costs of defending against or paying such a claim, or the damages payable by us, we would experience a material adverse effect on our business, financial condition, and results of operations and on the price of our Common Stock.

Registration rights held by certain of our shareholders may have an adverse effect on our common stock.

       We have granted certain registration rights to our controlling shareholder, Mr. Jaharis, his spouse, and their transferees, and to Kos Investments, Inc. and Kos Holdings, Inc., which entitle such persons and entities to cause us to effect an unlimited number of registrations under the Securities Act of 1933 of sales of up to an aggregate of 24,753,367 shares of our common stock owned or controlled by such persons or entities or that could be acquired by such person or entities upon exercise or conversion of securities they currently hold. These registration rights generally would also permit the holders of such rights to include shares in any registration statement otherwise filed by us. By exercising these registration rights, these persons and entities could cause a large number of shares to be registered and become freely tradeable without restrictions under the Securities Act (except for those purchased in the offering by our affiliates) immediately upon the effectiveness of such registration. Such sales may have an adverse effect on the market price of our common stock and could impair our ability to raise additional capital.

The price of our common stock may be subject to volatile changes.

       The stock market, including the Nasdaq National Market, on which our shares are listed, has from time to time experienced significant price and volume fluctuations that may be unrelated to the operating performance of particular companies. In addition, the market price of our common stock, like the stock prices of many publicly traded pharmaceutical and biotechnology companies, has been and may continue to be highly volatile.

       The following table sets forth, for the fiscal periods indicated, the range of high and low prices for trades of our common stock on the Nasdaq National Market System.

1999	High	Low

First Quarter	$7.00	$4.00
Second Quarter	5.75	4.13
Third Quarter	7.75	4.38
Fourth Quarter	6.38	4.38

2000	High	Low

First Quarter	$22.13	$5.30
Second Quarter	18.56	10.00
Third Quarter	17.88	10.75
Fourth Quarter	25.13	13.63

2001	High	Low

First Quarter	$21.13	$14.31
Second Quarter	38.00	16.75
Third Quarter	40.69	23.45
Fourth Quarter	36.90	23.45

2002	High	Low

First Quarter	$35.27	$19.30
Second Quarter	29.16	15.50
Third Quarter	20.70	10.03
Fourth Quarter	24.16	10.38

2003	High	Low

First Quarter	$20.89	$15.51
Second Quarter	27.10	16.79
Third Quarter	42.86	22.50
Fourth Quarter (through October 30, 2003)	40.58	32.40

       The sale by our controlling shareholder or members of our management of shares of common stock, announcements of technological innovations or new commercial products by us or our competitors, developments or disputes concerning patent or proprietary rights, publicity regarding actual or potential medical results relating to the Niaspan and Advicor products or to products under development by us or our competitors, regulatory developments in either the United States or foreign countries, public concern as to the safety of pharmaceutical and biotechnology products, and economic and other external factors, as well as the trend of prescriptions for the Niaspan product and the Advicor product after its launch and the period-to-period fluctuations in sales or other financial results, among other factors, may have a significant impact on the market price of our common stock.

Our Articles of Incorporation and Bylaws contain certain anti-takeover provisions.

       Certain provisions of our Articles of Incorporation and Bylaws generally permit removal of directors only for cause by a 60% vote of the shareholders, require a 60% vote of the shareholders to amend our Articles of Incorporation and Bylaws, require a demand of at least 50% of our shareholders to call a special meeting of shareholders, and prohibit shareholder actions by written consent. Certain of such provisions also allow the Board of Directors to authorize the issuance of Preferred Stock with rights superior to those of the common stock. Moreover, provisions of the Florida Business Corporation Act, to which we are subject, prohibit the voting of shares that are acquired in certain takeovers without the approval of the Board of Directors or the approval by a majority of the corporation’s voting shares. Accordingly, the forgoing provisions could prevent the removal of our current directors and management, or discourage a third party from attempting to acquire, or make it more difficult for a third party to acquire, control of us.

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

       The following are the consolidated ratios of earnings to fixed charges and preferred stock dividends and the dollar amount of the deficiency for the six-month periods ended June 30, 2003 and 2002, and each of our fiscal years in the five-year period ended December 31, 2002:

						Six Months Ended
	Year Ended December 31,					June 30,

	1998	1999	2000	2001	2002	2003	2002

Ratio of earnings (loss) to combined fixed charges and preferred stock dividends(1)	—	—	—	1.3	—	11.3	—
Earnings to combined fixed charges and preferred stock dividends deficiency (in thousands)(2)	$79,161	$54,552	$35,265		$20,816		$26,559

(1)	For purposes of computing this consolidated ratio, earnings consist of income (loss) from continuing operations before taxes plus fixed charges. Fixed charges consist of interest charges and that portion of net rental expense considered to represent an interest component.

(2)	As earnings for the reported periods were insufficient to cover fixed charges, the dollar amount of the earnings deficiency is reported herein.

DESCRIPTION OF SECURITIES

General

       Our authorized capital stock consists of 50,000,000 shares of common stock having a par value of $.01 per share and 10,000,000 shares of preferred stock having a par value of $.01 per share. As of September 30, 2003, 21,977,282 shares of common stock and no shares of preferred stock were outstanding. An additional 7,968,410 shares of common stock may be issued upon the exercise of outstanding stock options, and an additional 16,183,299 shares of common stock may be issued upon the conversion or exercise of convertible promissory notes and warrants issued in connection with our credit facilities with our controlling shareholder.

Description of Our Common Stock

       Each holder of our common stock is entitled to one vote for each share held. Shareholders do not have the right to cumulate their votes in elections of directors. Accordingly, holders of a majority of the issued and outstanding common stock will have the right to elect all of our directors and otherwise control the affairs of the Company. The common stock is not redeemable, does not have any conversion rights and is not subject to call. Holders of shares of common stock have no preemptive rights to maintain their percentage of ownership in future offerings or sales of our stock.

       Holders of common stock are entitled to dividends on a pro rata basis upon declaration of dividends by the Board of Directors. Dividends are payable only out of funds legally available for the payment of dividends. The Board of Directors is not required to declare dividends, and it currently expects to retain earnings to finance the development of our business.

       Upon a liquidation of the Company, holders of the common stock will be entitled to a pro rata distribution of our assets, after payment of all amounts owed to our creditors, and subject to any preferential amount payable to holders of our preferred stock, if any. Holders of common stock have no preemptive, subscription, conversion, redemption or sinking fund rights.

Listing

       Our common stock is listed on the Nasdaq National Market under the symbol “KOSP.”

Transfer Agent and Registrar

       American Stock Transfer & Trust Company has been appointed the transfer agent and registrar for our common stock. Its address is 40 Wall Street, New York, New York 10005.

Description of Our Preferred Stock

       Under our Articles of Incorporation, our Board of Directors may direct the issuance of up to 10,000,000 shares of preferred stock in one or more series and with rights, preferences, privileges and restrictions, including dividend rights, voting rights, conversion rights, terms of redemption and liquidation preferences, that may be fixed or designated by our Board of Directors from time to time without any further vote or action by our shareholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control. Preferred stock, upon issuance against full payment of the purchase price therefor, will be fully paid and nonassessable. The specific terms of a particular series of preferred stock will be described in the prospectus supplement relating to that series. The description of preferred stock set forth below and the description of the terms of a particular series of preferred stock set forth in the related prospectus supplement do not purport to be complete and are qualified in their entirety by reference to the designations relating to that series and filed with the Secretary of the Department of State of the State of Florida. The related prospectus supplement will contain a description of certain United States Federal income tax consequences relating to the purchase and ownership of the series of preferred stock described in such prospectus supplement.

       The rights, preferences, privileges and restrictions of the preferred stock of each series will be fixed by the Articles of Amendment setting forth the designations relating to such series. A prospectus supplement relating to each series will specify the terms of the preferred stock as follows:

(a) The maximum number of shares to constitute the series and the distinctive designation thereof;

(b) The annual dividend rate, if any, on shares of the series, whether such rate is fixed or variable or both, the date or dates from which dividends will begin to accrue or accumulate, the conditions for payment of dividends, and whether dividends will be cumulative;

(c) The price at and the terms and conditions on which the shares of the series may be redeemed, including the time during which shares of the series may be redeemed and any accumulated dividends thereon that the holders of shares of the series shall be entitled to receive upon the redemption thereof;

(d) The liquidation preference, if any, and any accumulated dividends thereon, that the holders of shares of the series shall be entitled to receive upon our liquidation, dissolution or winding up of our affairs;

(e) Whether or not the shares of the series will be subject to operation of a retirement or sinking fund, and, if so, the extent and manner in which any such fund shall be applied to the purchase or redemption of the shares of the series, and the terms and provisions relating to the operation of such fund;

(f) The terms and conditions, if any, on which the shares of the series shall be convertible into or exchangeable for shares of our common stock, including the price or prices or the rate or rates of conversion or exchange and the method, if any, of adjusting the same;

(g) The voting rights, if any, on the shares of the series; and

(h) Any or all other preferences and relative, participating, optional or other special rights or qualifications, limitations or restrictions thereof.

Description of the Warrants to Purchase Our Common Stock or Our Preferred Stock

       The following statements with respect to the common stock warrants and preferred stock warrants, collectively, the stock warrants, are summaries of, and subject to, the detailed provisions of a warrant agreement to be entered into by us and a warrant agent to be selected at the time of issue, which stock warrant agreement may include or incorporate by reference standard warrant provisions substantially in the form of the standard stock warrant provisions filed as an exhibit to the registration statement or other provisions set forth in the stock warrant agreement which will be filed as an exhibit to or incorporated by reference in the registration statement.

General

       The stock warrants may be issued under the stock warrant agreement independently or together with any other securities offered by any prospectus supplement and may be attached to or separate from such other securities. If stock warrants are offered, the related prospectus supplement will describe the terms of the stock warrants, including without limitation the following: (i) the offering price, if any; (ii) the designation and terms of the common stock or preferred stock purchasable upon exercise of the stock warrants; (iii) the number of shares of common stock or preferred stock purchasable upon exercise of one stock warrant and the initial price at which such shares may be purchased upon exercise; (iv) the date on which the right to exercise the stock warrants shall commence, the date on which such right shall expire and whether we have the ability to extend the exercise period; (v) federal income tax consequences; (vi) call provisions, if any; (vii) the currency, currencies or currency units in which the offering price, if any, and exercise price are payable; (viii) the antidilution provisions of the stock warrants; and (ix) any other terms of the stock warrants. The shares of common stock or preferred stock issuable upon exercise of the stock warrants will, when issued in accordance with the stock warrant agreement, be fully paid and nonassessable. If we maintain the ability to reduce the exercise price of any stock warrant and such right is triggered, we will comply with the federal securities laws, including Rule 13e-4 under the Securities Exchange Act of 1934, to the extent applicable.

Exercise of Stock Warrants

       Stock warrants may be exercised in the manner set forth in the applicable prospectus supplement. Duly exercised stock warrants will be delivered to the transfer agent for the common stock or the preferred stock, as the case may be. Upon receipt thereof, the transfer agent shall deliver or cause to be delivered, to or upon the written order of the exercising warrantholder, the number of shares of common stock or preferred stock purchased. If fewer than all of the stock warrants held by a warrantholder are exercised, a new stock warrant representing the unexercised stock warrants shall be delivered to the exercising warrantholder.

Antidilution Provisions

       The exercise price payable and the number of shares of common stock or preferred stock, as the case may be, purchasable upon the exercise of each stock warrant will be subject to adjustment in certain events, including the issuance of a stock dividend to holders of common stock or preferred stock, respectively, or a combination, subdivision or reclassification of common stock or preferred stock, respectively. In lieu of adjusting the number of shares of common stock or preferred stock purchasable upon exercise of each stock warrant, we may elect to adjust the number of stock warrants. No adjustment in the number of shares purchasable upon exercise of the stock warrants will be required until cumulative adjustments require an adjustment of at least 1% thereof. We may, at our option, reduce the exercise price at any time. No fractional shares will be issued upon exercise of stock warrants, but we will pay the cash value of any fractional shares otherwise issuable. Notwithstanding the foregoing, in case of any consolidation, merger, or sale or conveyance of the property in its entirety or substantially in its entirety, the holder of each outstanding stock warrant shall have the right upon the exercise thereof to the kind and number of shares of stock and other securities and property (including cash) receivable by a holder of the number of shares of common stock or preferred stock into which such stock warrants were exercisable immediately prior thereto.

No Rights as Stockholders

       Holders of stock warrants will not be entitled, by virtue of being such holders, to vote, to consent, to receive dividends, to receive notice as stockholders with respect to any meeting of shareholders for the election of our directors or any other matter, or to exercise any rights whatsoever as our shareholders.

Certain Anti-Takeover Provisions

Provisions Contained in Our Articles of Incorporation and Bylaws

       Our Articles of Incorporation, or Articles, permit removal of directors only for cause by our shareholders at a meeting by the affirmative vote of at least 60% of the outstanding shares entitled to vote for the election of directors. Our Articles provide that any vacancy on the Board of Directors may be filled only by the remaining directors then in office.

       Our Articles also contain provisions which require: (i) the affirmative vote of 60% of our voting stock to amend our Articles or Bylaws; and (ii) the demand of not less than 50% of all votes entitled to be cast on any issue to be considered at a proposed special meeting to call a special meeting of shareholders. In addition, our Articles require that all shareholder action, including the election of directors, be taken by means of a vote at a duly convened shareholders meeting and not by use of written consents.

       Our Bylaws establish an advance notice procedure for the nomination of candidates for election as directors by shareholders as well as for shareholder proposals to be considered at shareholders’ meetings.

       Our Articles currently authorize the issuance of 50,000,000 shares of common stock and 10,000,000 shares of preferred stock. We could issue this authorized and available common stock and preferred stock (within the limits imposed by applicable law and the rules of the Nasdaq National Market), generally without further shareholder approval, and use such stock to discourage a change in control of the Company. For example, we could privately place shares with purchasers who might side with the Board of Directors in opposing a hostile takeover bid.

       The above-described provisions may have certain anti-takeover effects. Such provisions, in addition to the provisions described below, may make it more difficult for persons, without the approval of our Board of Directors, to make a tender offer or acquire substantial amounts of the common stock or launch other takeover attempts that a shareholder might consider in such shareholder’s best interests, including attempts that might result in the payment of a premium over the market price for the common stock held by such shareholder.

Certain Provisions of Florida Law

       We are subject to several anti-takeover provisions under Florida law that apply to a public corporation organized under Florida law, unless the corporation has elected to opt out of those provisions in its articles of incorporation or bylaws. We have not elected to opt out of certain of those provisions. The Florida Business Corporation Act prohibits the voting of shares in a publicly-held Florida corporation that are acquired in a “control share acquisition” unless the holders of a majority of the corporation’s voting shares (exclusive of shares held by officers of the corporation, inside directors or the acquiring party) approve the granting of voting rights as to the shares acquired in the control share acquisition or unless the acquisition is approved by the corporation’s board of directors. A “control share acquisition” is defined as an acquisition that immediately thereafter entitles the acquiring party to vote in the election of directors within each of the following ranges of voting power: (i) one-fifth or more but less than one-third of such voting power (ii) one-third or more but less than a majority of such voting power; and (iii) more than a majority of such voting power.

       The Florida Business Corporation Act also contains an “affiliated transaction” provision that prohibits a publicly-held Florida corporation from engaging in a broad range of business combinations or other extraordinary corporate transactions with an “interested shareholder” unless (i) the transaction is approved by a majority of disinterested directors before the person becomes an interested shareholder, (ii) the interested shareholder has owned at least 80% of the corporation’s outstanding voting shares for at least five years or (iii) the transaction is approved by the holders of two-thirds of the corporation’s voting shares other than those owned by the interested shareholder. An interested shareholder is defined as a person who together with affiliates and associates beneficially owns more than 10% of the corporation’s outstanding voting shares. Our Articles provide that the Florida Business Corporation Act’s affiliated transaction voting requirements will not apply to us.

USE OF PROCEEDS

       The net proceeds of our sales of common stock are expected to be used to fund our research and development and working capital needs and may also be used to acquire other products or companies. We have not entered into any agreement for the acquisition of any other product or company. This prospectus also relates to our common stock to be offered for sale for the account of certain selling shareholders named under the caption “Selling Shareholders” in this prospectus and any amendment to this prospectus. We will not receive any of the proceeds from the sale of shares of our common stock by the selling shareholders.

SELLING SHAREHOLDERS

       1,500,000 of the shares of common stock to be sold from time to time hereunder are being offered by Wilson Point Holdings, LP. These shares will be issued upon the conversion of a $25 million convertible promissory note into shares of our common stock. This $25 million note was originally issued by us in connection with a $50 million credit facility we entered into with Michael Jaharis, our controlling shareholder, in September 1999. Mr. Jaharis subsequently made a gift of one-half of the outstanding indebtedness under the credit facility, $25 million, to his wife, Mary Jaharis, who subsequently contributed the indebtedness to Wilson Point Holdings, LP, a limited partnership controlled by her. Upon the conversion of the entire $25 million promissory note now held by Wilson Point Holdings, LP, $25 million of our outstanding indebtedness under the credit facility will be extinguished without further payment by us.

       1,250,000 of the shares of common stock to be sold from time to time hereunder are being offered by Bristol-Myers Squibb Pharma Company. These shares were initially issued to Bristol-Myers Squibb Pharma Company’s predecessor, DuPont Pharmaceuticals Company, on May 3, 2000 in connection with a co-promotion arrangement we maintained with DuPont. On October 1, 2001, the parent company of DuPont Pharmaceuticals Company, E. I. du Pont de Nemours, sold DuPont Pharmaceuticals Company, including the 1,250,000 shares of our common stock then held by DuPont, to Bristol-Myers Squibb Pharma Company and its affiliates. On December 17, 2001, we entered into an agreement with Bristol-Myers Squibb Pharma Company pursuant to which the DuPont co-promotion agreement was terminated and we agreed to register the 1,250,000 shares of our common stock held by Bristol-Myers Squibb Pharma Company.

Selling Shareholders Table

       The following table lists the following information as applicable, with respect to the selling shareholders: (i) the selling shareholders’ name and position, office or material other relationships (if any) that the selling shareholders have or had with us or any of our predecessors or affiliates within the past three years; (ii) the number and percentage of outstanding shares of common stock beneficially owned by the selling shareholders prior to this offering; (iii) the number of shares of common stock to be beneficially owned by the selling shareholders after the completion of this offering assuming the sale of all of the shares of common stock offered by the selling shareholders; and (iv) the percentage of outstanding shares of common stock to be beneficially owned by the selling shareholders after the completion of this offering assuming the sale of all of the shares of common stock offered by the selling shareholders and based on 21,977,282 shares of our common stock outstanding on September 30, 2003.

       The selling shareholders may sell all, some or none of their shares in this offering. See “Plan of Distribution”.

	Shares Owned
	Before the				Shares Owned After
	Offering			Shares to be	the Offering
				Offered
Name and Position	Number		Percent	Number	Number	Percent

Wilson Point Holdings, LP(1)	5,091,649	(2)	18.8%	1,500,000	3,591,649	13.3%
Bristol-Myers Squibb Pharma Company	1,250,000		5.7	1,250,000	0	0
Daniel M. Bell, Chairman of the Board(3)	740,984	(4)	3.3	100,000	640,984	2.8

(1)	Wilson Point Holdings, LP is a limited partnership, the managing general partner of which is controlled by Mary Jaharis. Ms. Jaharis is the wife of Michael Jaharis, who is our controlling shareholder. Ms. Jaharis owns an additional 44,227 shares of our common stock that are not being offered for sale under this prospectus.

(2)	Represents shares that may be issued upon the conversion into common stock of a portion of the borrowings outstanding as of September 30, 2003, under the Company’s $50,000,000 Supplemental Credit Facility.

(3)	Daniel M. Bell a co-founder of the Company, served as a Director and as the President and Chief Executive Officer of the Company since its inception through December 31, 2001. Effective June 11, 2001, Mr. Bell was appointed Chairman of the Company’s Board of Directors. Mr. Bell also serves as a director of Kos Investments, Inc. and Kos Holdings, Inc. and as a director of two private companies in which Kos Investments, Inc. or Michael Jaharis is the largest shareholder. The shares being offered by Mr. Bell were issued to Mr. Bell upon the exercise of stock options issued pursuant to the Kos Pharmaceuticals, Inc. 1996 Stock Option.

(4)	Includes 606,250 shares of common stock that may be purchased by Mr. Bell pursuant to options currently exercisable or exercisable within 60 days.

       The preceding table represents the holdings by the selling shareholders based upon our best knowledge. The selling shareholders identified above may have sold, transferred or otherwise disposed of in transactions exempt from the requirements of the Securities Act, all or a portion of their shares of our common stock since the date as of which the information in the preceding tables is presented. Information concerning the selling shareholders may change from time to time, which changed information will be set forth in supplements to this prospectus if and when necessary. Because the selling shareholders may offer all or some of the shares of our common stock that they hold, we cannot give an estimate as to the number of shares of our common stock that will be held by the selling shareholders upon the termination of this offering. See “Plan of Distribution.”

PLAN OF DISTRIBUTION

       We and the selling shareholders may, from time to time, sell securities (i) through underwriters or dealers; (ii) directly to one or more purchasers; (iii) through agents; or (iv) through a combination of any such methods of sale.

       We will pay all fees and expenses of registering the shares of common stock being offered in this prospectus.

       A prospectus supplement will set forth the terms of the offering of the securities offered thereby, including the name or names of any underwriters, the purchase price of the securities, and the proceeds to us from the sale, any underwriting discounts and other items constituting underwriters’ compensation, any initial public offering price, any discounts or concessions allowed or reallowed or paid to dealers, and any securities exchange or market on which the securities may be listed. Only underwriters so named in such prospectus supplement are deemed to be underwriters in connection with the securities offered thereby.

       If underwriters are used in the sale, the securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all the securities of the series offered by the prospectus supplement if any of the securities are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

       In connection with underwritten offerings of securities, certain underwriters and selling group members and their respective affiliates may engage in transactions that stabilize, maintain or otherwise affect the market price of the securities. Such transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M under the Securities Exchange Act of 1934, pursuant to which such persons may bid for or purchase securities for the purposes of stabilizing their market price. The underwriters also may create a short position for their respective accounts by selling more securities in connection with this offering than they are committed to purchase from us, and in such case may purchase securities in the open market following completion of the offering to cover all or a portion of such short position. The underwriters may also cover all or a portion of such short position, up to a specified aggregate principal amount or number of securities, by exercising any underwriters’ over-allotment option that may be applicable with respect to the particular underwritten offering. In addition, the managing underwriter for the particular offering, on behalf of the underwriters, may impose penalty bids under contractual arrangements between the underwriters whereby it may reclaim from an underwriter (or dealer participating in this offering) for the account of the underwriters, the selling concession with respect to securities that are distributed in the relevant offering but subsequently purchased for the account of the underwriters in the open market. Any of the transactions described in this paragraph may result in the maintenance of the price of the securities at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph is required, and, if any are undertaken, they may be discontinued at any time.

       Agents and underwriters may be entitled under agreements entered into with us to indemnification against certain civil liabilities, including liabilities under the Securities Act or to contribution with respect to payments which the agents or underwriters may be required to make in respect thereof. Agents and underwriters may engage in transactions with, or perform services for, us in the ordinary course of business.

       Securities may also be sold directly by us or through agents designated by us from time to time. Any agent involved in the offering and sale of securities in respect of which this prospectus is delivered will be named, and any commissions payable by us to such agent will be set forth in the prospectus supplement. Unless otherwise indicated in the related prospectus supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

       In effecting sales, brokers and dealers engaged by the selling shareholders may arrange for other brokers or dealers to participate. Brokers or dealers may receive commissions or discounts from the selling shareholders, or, if any such broker-dealer acts as agent for the purchaser of such shares, from such purchaser, in amounts to be negotiated. These commissions or discounts are not expected to exceed those customary in the types of transactions involved.

       The selling shareholders and any broker-dealers or agents that participate with the selling shareholders in the sales of the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act in connection with those sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares of common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

       Sales of the securities may be effected by or for the account of one or more of the third parties from time to time in transactions (which may include block transactions) on any exchange or market on which such securities are listed or quoted, as applicable, in negotiated transactions, through a combination of such methods of sale, or otherwise, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices, or at negotiated prices. The third parties may effect such transactions by selling the securities directly to purchasers, acting as principals for their own accounts, or by selling their securities to or through broker-dealers acting as agents for the third parties, or to broker-dealers who may purchase securities as principals and thereafter sell such securities from time to time in transactions on any exchange or market on which such securities are listed or quoted, as applicable, in negotiated transactions, through a combination of such methods of sale, or otherwise. In effecting sales, broker-dealers engaged by third parties may arrange for other broker-dealers to participate. Such broker-dealers, if any, may receive compensation in the form of discounts, concessions or commissions from the third parties and/or the purchasers of the securities for whom such broker-dealers may act as agents or to whom they may sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

       In connection with distributions of shares of common stock or otherwise, we may enter into hedging transactions with counterparties in connection with which such counterparties may sell shares of common stock registered hereunder in the course of hedging the positions they assume with us. Such counterparties may offer common stock through underwriters or dealers, directly to one or more purchasers, or through agents, and may effect sales in one or more transactions on the Nasdaq National Market or in negotiated transactions or a combination of such methods of sale, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at other negotiated prices. We will not receive any of the proceeds from the sale of common stock by counterparties. A counterparty may be deemed to be an “underwriter” within the meaning of the Securities Act, and any commission received by it and any profit on the resale of the common stock purchased by it may be deemed to be underwriting commissions or discounts under the Securities Act. We may agree to bear all expenses of registration of any common stock offered by counterparties and may indemnify such counterparties against certain civil liabilities, including certain liabilities under the Securities Act.

LEGAL MATTERS

       The validity of the securities offered hereby will be passed on for us by Holland & Knight LLP, 701 Brickell Avenue, Suite 3000, Miami, Florida 33131.

EXPERTS

       The consolidated financial statements of Kos Pharmaceuticals, Inc. and subsidiaries as of December 31, 2002 and for the year then ended appearing in Kos Pharmaceuticals, Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2002, have been audited by Ernst & Young LLP, independent certified public accountants, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

       The consolidated financial statements of Kos Pharmaceuticals, Inc. and subsidiaries as of December 31, 2001 and for the years ended December 31, 2001 and 2000, incorporated by reference in this registration statement have been audited by Arthur Andersen LLP, independent certified public accountants. Arthur Andersen was convicted on June 15, 2002 of federal obstruction of justice in connection with its actions regarding Enron Corp. and ceased to practice before the Securities and Exchange Commission as of August 31, 2002. Arthur Andersen has not consented to the incorporation herein by reference of their report with respect to their audit and we have dispensed with the requirement to file their consent in reliance upon Rule 437a of the Securities Act of 1933. Because Arthur Andersen has not consented to the incorporation herein by reference of their report in this prospectus, purchasers of securities sold hereunder may have no effective remedy against Arthur Andersen in connection with a material misstatement or omission in the financial statements it audited. Moreover, the events arising out of Arthur Andersen’s conviction may adversely affect its ability to satisfy any successful claim.

WHERE YOU CAN FIND MORE INFORMATION

       We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public at the SEC’s web site at www.sec.gov. The Company’s Internet address is www.kospharm.com.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

       The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this Prospectus, and later information filed with the SEC will update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934. Notwithstanding the foregoing, unless specifically stated to the contrary, none of the information that we disclose under Items 9 or 12 of any Current Report on Form 8-K that we may from time to time furnish to the SEC will be incorporated by reference into, or otherwise be included in, this prospectus.

(1) Annual Report on Form 10-K for the year ended December 31, 2002, filed with the SEC on March 26, 2003.

(2) Quarterly Report on Form 10-Q for the quarter ended March 31, 2003, filed with the SEC on May 14, 2003.

(3) Quarterly Report on Form 10-Q for the quarter ended June 30, 2003, filed with the SEC on August 12, 2003.

(4) Current Report on Form 8-K filed with the SEC on May 6, 2003.

(5) Current Report on Form 8-K filed with the SEC on July 31, 2003.

(6) Current Report on Form 8-K filed with the SEC on August 1, 2003.

(7) Current Report on Form 8-K filed with the SEC on October 28, 2003.

(8) Proxy Statement for 2003 Annual Shareholders meeting filed with the SEC on March 27, 2003.

(9) The description of our common stock included under the heading “Description of Securities” in the Kos Registration Statement on Form S-1 filed with the SEC on December 17, 1996 (File No. 333-17991), as amended.

       You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

Kos Pharmaceuticals, Inc. 1001 Brickell Bay Drive, 25th Floor Miami, Florida 33131 (305) 577-3464 Attention: Investor Relations

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus supplement or the accompanying prospectus. You must not rely on any unauthorized information or representations. The prospectus supplement is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement and in the accompanying prospectus is current only as of its date.

TABLE OF CONTENTS

Prospectus Supplement

5,000,000 Shares

Common Stock

PROSPECTUS SUPPLEMENT

Goldman, Sachs & Co.

Banc of America Securities LLC

SG Cowen

Deutsche Bank Securities
SunTrust Robinson Humphrey